SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended June 30, 2004 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended June 30, 2004, included on pages 2 to 27 and 28 to 37, respectively, of the BCE Inc. 2004 Second Quarter Shareholder Report filed with this Form 6-K, and the document entitled "Reconciliation of Canadian Generally Accepted Accounting Principles ("GAAP") to United States GAAP" filed with this Form 6-K as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS SECOND QUARTER RESULTS

Montréal (Québec), August 4, 2004 — For the second quarter of 2004, BCE Inc. (TSX, NYSE: BCE) reported revenue of $4.78 billion, up 2.3% and EBITDA(1) of $1.95 billion, up 3.1% when compared to the same period last year. Operating income reached $1.11 billion and earnings per share were $0.60, an increase of $0.10 (increase of $0.05 or 10% not including one-time items).

“We have completed another quarter of sound operating performance with solid growth in earnings per share,” said Michael Sabia, President and Chief Executive Officer of Bell Canada Enterprises.

Mr. Sabia said the company’s earnings performance was predicated on two factors. First was growth in revenues and margins in areas such as Wireless, DSL and Video. Second, Bell has laid the foundation to deliver profitable medium-term growth in Enterprise IP Connectivity and Valued-Added Services and in the Medium and Small Business market.

“While revenue growth is a top priority for the company, we balance it against the need to ensure that our growth is profitable,” said Mr. Sabia, “by pursuing productivity initiatives, continued operational discipline and the exiting of low-margin businesses.”

Key Achievements
“Momentum continues to build across the company as we work to expand our business and broaden and enhance our offerings to customers,” said Mr. Sabia. “We are continuing to simplify our operations, partnering with world-class companies, adopting innovative approaches to reinventing our businesses, making strategic investments to augment our capabilities, and driving new technologies that enable us and our customers.”

In Consumer, Bell is actively building the “broadband home” for its customers. The introduction of a new billing system has brought wireless service into Bell’s simplified “One-Bill” concept. The company recently launched the powerful Sympatico-MSN portal and announced virtually unlimited long distance calling in North America for “Digital Bundle” customers.

In Small and Medium Business (SMB), where Bell’s goal is to become the technology advisor for customers, on-going strategic investments are expanding Bell’s product offerings and capabilities. For example, “ProConnect” allows small and medium-sized businesses to share information easily, securely and affordably over an IP-based network. SMB’s re-focused sales force is delivering increasing sales, in particular a ramp-up of growth in data services.

The ongoing pursuit of innovation in the Enterprise segment continues to drive Bell’s migration to Internet Protocol (IP) as part of its goal to provide value-added, leading-edge services to these customers. In the quarter, Bell launched its Managed IP Telephony service, which complements Canada’s most comprehensive suite of VoIP services for Enterprise customers. By June 30, 55% of the total traffic on Bell’s core network was IP-based.

Recognizing the opportunities for future improvements and efficiencies that IP enables, Bell Canada recently offered eligible employees a voluntary program to retire early. Should Bell’s recent offer to its unionized technicians be accepted, the same program will be available to eligible members of the union.

In Western Canada, Bell agreed to purchase the Canadian assets of 360networks and took full ownership of Bell West, honing its focus and service capabilities in Alberta and British Columbia.

At the BCE level, the company continued its strategic focus on its communications operations. The company sold its interest in BCE Emergis and the Yellow Pages Group and settled its outstanding claims with MTS to the advantage of BCE shareholders.

“We are in the fortunate position of being able to capitalize on our position in wireless, DSL and video products that provide solid revenue flows and maintain a profitable growth trajectory for the company,” said Mr. Sabia. “We also retain the financial strength and solid balance sheet needed to invest in new initiatives and opportunities to transform our business and make the company a solid competitor in a changing communications industry. We remain uniquely positioned in North America to offer our customers a broad range of integrated services at highly competitive prices.”

Wireless
Bell’s Wireless subscriber base grew 12% compared to the second quarter of 2003, driving a 15% increase in wireless revenues. Post-paid churn dropped by 0.2 percentage points to 1.1%. Wireless also recorded the best EBITDA margin ever.

As part of a billing system modernization program, the company migrated customers to a new Wireless and IP/Broadband billing platform in the quarter. To ensure an orderly migration during the period of system conversion while minimizing the impact to customers, the company reduced emphasis during the quarter on aggressive subscriber growth. Wireless still achieved strong gains, adding 95,000 net new customers.

The new billing system enables the inclusion of wireless service into Bell’s “One Bill” service. The “One Bill” initiative provides simplicity to customers, lowers Bell’s costs, and enhances product and services bundling capabilities. During the new system’s validation and stabilization period, the company intentionally delayed its normal billing cycles to ensure that the implementation would in no way adversely impact customers. This has resulted in higher levels of accounts receivable. The scheduled postponement in invoicing led to a decrease in working capital compared to the previous year. The company expects receivables to return to normal levels in the fall, 2004.

DSL
Sympatico DSL High-Speed Internet subscribers grew by 30% compared to the second quarter of 2003 to reach 1.7 million. Consumer DSL had the strongest second quarter ever. In total the company added 73,000 new customers. Subscriptions to value-added services, such as Desktop Anti-Virus and Desktop Firewall, increased by 86,000 in the quarter to reach 433,000.

The company built on its “Broadband Home” strategy and its leading Internet presence by launching the content and features rich Sympatico-MSN portal. Ten thousand customers per week are converting to the new platform. Additionally, the new portal has increased traffic forwarded to www.bell.ca by 20%. Starting in August, Sympatico customers can upgrade their e-mail in-boxes to two gigabytes of storage, at no extra cost.

Video
Video revenues were up 11%. Bell added 24,000 subscribers, a 33% higher activation rate compared to the second quarter of 2003. The company also reported increased Video Digital Subscriber Lines (VDSL) sales.

To further augment bundling capabilities in broadband, and as part of its Video strategy, Bell applied for a license to broadcast video services over terrestrial connections to single family homes.

Continued Strong Performance in Consumer Segment
Bell’s Consumer segment revenues increased to $1.86 billion, up 5.1% over the same period last year, due to growth in Wireless, DSL and Video. “Digital Bundles” attracted close to 70,000 new subscribers (to reach approximately 200,000), 44% of which signed up for at least one new service, further driving revenue growth.

Bell is now offering Québec and Ontario residential Digital Bundle customers 1,000 minutes of long distance calling within Canada and the U.S for $5 a month. This plan rewards existing customers for their loyalty, seeks to drive more growth in Bell’s Digital Bundle, and leverages the existing long distance business through other products that will drive growth.

Business Segment Accelerating Strategic Shift
On-going improvements to the Business segment structure are paying off: growth continued in wireless, in the small and medium business market overall, and IP connectivity and Value-Added Services in the enterprise market.

Business segment revenues experienced a marginal decline of 0.8% mainly due to an anticipated decrease in construction revenues from Bell West’s Government of Alberta SuperNet contract, which is nearing completion. As well, revenues from low-margin cabling declined as Bell phased out of this product line in the fourth quarter of 2003 with the completion of The Greater Toronto Airport Authority contract.

Bell’s SMB group continued to grow in the quarter, through increased revenues from DSL (up 15%). This group recently ramped-up its system integration capabilities for small and medium businesses. Combined with continuing sales force efficiency gains, Bell has greatly improved its ability to be the technology advisor to the SMB market.

Bell’s Enterprise group continues its progress in offering value-added services. Revenues from value-added services grew by 20%, with more than 50% penetration of the large customer base. During the quarter, the group enhanced its client contact centre offerings. Managed IP Telephony service was also launched to give customers a wide variety of IP applications. And, the group’s Security Risk Management portfolio was further enhanced. These added capabilities increase Bell’s ability to increase revenues from non-traditional sources in the Enterprise market.

A Focus on Profitability
BCE’s EBITDA grew by 3.1% to reach $1.95 billion through increased revenues and a sustained focus on productivity measures. This gain was based mainly on higher EBITDA in Bell’s Consumer and Business segments, along with solid growth in EBITDA at Bell Globemedia.

Bell’s EBITDA margin improved one percentage point over the same period last year to 43.6%. The margin increase was driven by cost containment efforts related to wireless acquisitions and the focus on more profitable contracts within the enterprise and wholesale markets.

HIGHLIGHTS
(Q2 2004 vs. Q2 2003, unless otherwise indicated)

Revenues by segment(2)
Effective January 1, 2004, BCE reports its results under five segments: Consumer, Business, Aliant, Other Bell Canada, which consists of all of Bell Canada’s other businesses, and Other BCE, which consists of BCE’s other businesses. These segments reflect the operational structure of BCE, which was realigned on June 1, 2003 to focus on the various markets in which the company operates.

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Consumer(3)	1,858	1,768	3,683	3,497
Business(4)	1,441	1,452	2,876	2,871
Aliant(5)	526	517	1,030	1,018
Other Bell Canada(6)	468	517	942	1,069
Inter-segment eliminations	(121)	(124)	(253)	(242)

Total Bell Canada revenue	4,172	4,130	8,278	8,213

Other BCE(7)	725	664	1,379	1,304
Inter-segment eliminations	(115)	(121)	(234)	(225)

Total BCE revenue	4,782	4,673	9,423	9,292

Consumer

•	Increased subscribers in key growth areas (Wireless, DSL High-Speed Internet and Video services) mainly drove the 5.1% or $90 million increase.
•	Local and access revenues decreased due primarily to lower lines in service, resulting from competition and substitutions for wireless and high-speed Internet.

•	Long distance revenues declined mainly from lower volume in conversation minutes, resulting from competition as well as pricing pressures.

Business

•	Business revenues decreased by 0.8% or $11 million.
•	Lower data, local and access and long distance revenues were partly countered by higher wireless and IP based revenues.
•	Business wireless revenues were driven by subscriber growth.
•
Data revenues declined due to data network rationalization in this sector, anticipated lower revenues from the SuperNet contract in Alberta, which is in its last year, the non-renewal of the Hydro Québec outsourcing contract, and exit from the cabling business.

•	Long distance revenues declined reflecting continued pressure on pricing and lower volume of conversation minutes.

Aliant

•	Aliant segment’s gross revenues increased $9 million or 1.7% versus the second quarter of 2003.
•	The ongoing labor disruption reduced gross revenues by an estimated $9 million, most of which is expected to be recovered following the strike’s conclusion.
•	Aliant’s wireless revenues grew 16%, driven by a 10.5% increase in wireless customers and higher ARPU.

Other Bell Canada

•	Other Bell Canada revenues decreased by $49 million or 9.5%, as a result of lower long distance and data revenues in Bell’s Wholesale business.
•	The rate of decline in revenues in Wholesale continued to slow in the quarter, with the trajectory improving over the last three quarters.
•	Wholesale long distance and data revenues were affected by competitive pricing pressures, the impact of customers migrating to their own networks, and the exit in 2003 from certain low margin contracts and promotional offers for international switched minutes.

Other BCE

•	As a result of completing the public sale of BCE’s investment in BCE Emergis, this investment has been classified as a discontinued operation.
•	Revenues from BCE’s other businesses increased by 9.2%.
•	Bell Globemedia’s revenues were up 3.9%. Television and print advertising revenues improved by 8.3% and 2.0% respectively.
•	Telesat’s revenues increased by 2.4% due to higher satellite services and international consulting revenues.
•
Telesat was successful in launching the largest commercial communications satellite in history, Anik F2. As the first company in the world to fully commercialize the Ka frequency band, Telesat will offer two way high-speed Internet access anywhere in North America.

•	CGI revenues increased by 19% and reflected CGI’s May, 2004 acquisition of American Management Systems Inc.

Revenue s and key metrics by product line
Bell Canada’s consolidated revenues and key metrics by product line are provided below for further insight into management’s view of the financial results of the company.

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Local and access	1,401	1,404	2,780	2,790
Long distance	572	615	1,178	1,301
Wireless	698	607	1,349	1,158
Data	870	936	1,762	1,856
Video	211	190	418	367
Terminal sales & other	420	378	791	741

Total Bell Canada revenue	4,172	4,130	8,278	8,213

Wireline (local and access, and long-distance)

•	Residential and business local access lines declined by 1.0% due to continued pressure from growth in High-Speed Internet access and losses to competition.
•	Local and access revenues were 0.2% lower compared to the second quarter of 2003.
•	Long distance revenues decreased by 7% due to the exit of certain international wholesale contracts and continued competitive pressures.

Wireless

•	Wireless revenues improved due to strong growth in subscribers and increases in usage and long distance and data services.
•	The cellular and PCS subscriber base increased by 12% or 500,000 compared to the second quarter of 2003 to reach 4,599,000 at June 30.
•	The more profitable wireless postpaid net additions in the second quarter were at 78,000 or 82% of the total net activations. Postpaid customers totaled 3,500,000 as at June 30.
•	Total postpaid wireless churn was at 1.1%, down from 1.3% last year, and continued to reflect Bell’s priority on customer service.
•	Blended churn was at 1.3%, down from the 1.4% noted last year.

Data

•	Data revenues decreased by 7.1%. Competitive pricing and volume pressures were partially offset by the increase in revenues from DSL High-Speed Internet.
•
Data revenues were also negatively affected by the anticipated decreased revenues from Bell West’s build-out of SuperNet in Alberta, which is in its last year, and the non-renewal of the Hydro-Québec contract.

•	High-Speed Internet (DSL) subscribers reached 1,670,000 by June 30, an increase of 30% compared to last year, driving DSL revenue growth of 21%.
•	The company reported 73,000 net new DSL subscribers in the second quarter, 2004. Consumer additions represented 73% of the total net additions.
•	High-Speed and dial-up Internet subscribers reached 2,477,000 as at June 30.
•	Bell’s DSL footprint in Ontario and Québec reached 81% of home and business lines compared to 78% for the same period last year.

Video Services

•	A 6.9% increase in the subscriber base and higher pricing contributed to an 11% improvement in revenues.
•	Total subscribers reached 1,427,000 as at June 30.

EBITDA

•
Total BCE EBITDA increased by 3.1% to $1.95 billion, largely resulting from the improved profitability in the Consumer and Business segments and financial and operational discipline throughout the company, partially offset by increased costs associated with the Aliant labor disruption.

•	As a percentage of revenues (EBITDA margin), BCE’s EBITDA was at 40.8%, a 0.2 percentage point increase compared to the second quarter of 2003.
•
Bell’s EBITDA margin was at 43.6% compared to 42.6% for the same period last year. There was notable margin improvement in the Consumer and Business segments, through the continued focus on productivity and a greater emphasis on more profitable contracts within the enterprise and wholesale markets.

Operating income and EPS

	(Cdn$ millions)

	Second quarter		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue
Consumer	560	503	1,086	996
Business	227	199	468	389
Aliant	92	122	174	203
Other Bell Canada	138	144	249	306

Total Bell Canada Operating Income	1,017	968	1,977	1,894
Other BCE	88	110	139	165

Total BCE Operating Income	1,105	1,078	2,116	2,059

Other Income	24	2	60	47
Interest Expense	(253)	(289)	(505)	(569)
Income Taxes	(293)	(268)	(555)	(506)
Non-controlling interest	(39)	(57)	(87)	(99)
Discontinued operations	27	12	30	19
Dividends on preferred shares	(17)	(17)	(35)	(32)
Premium on redemption of preferred shares	-	-	-	(7)

Net earnings applicable to common
shares	554	461	1,024	912

Net earnings per common shares	0.60	0.50	1.11	1.00

•	Operating income increased by 2.5% mainly due to increased revenues and productivity gains. Operating income was negatively affected by higher operating expense and net benefit plans cost.
•	Operating income for the Consumer segment grew 11%. The increased revenues combined with higher overall margins more than offset higher amortization expense and net benefit plans cost.

•
Operating Income for the Business segment increased by 14% due to lower operating expenses from increased productivity and the exit from non-profitable contracts within the Enterprise market, partially offset by the slight decrease in revenues and higher net benefits plans cost.

•
Aliant’s operating income was negatively impacted by the $21 million one-time cost of their labor disruption. Additional costs were incurred in conjunction with revenue growth and pension-related items.

•	Operating Income for the Other Bell Canada segment decreased by 4.2%.
•
Earnings per share increased by $0.10 to $0.60 for the quarter, mainly from increased operating income, gains from investments and lower interest expense due to lower average debt levels compared to 2003.

•
Not including one-time items, EPS increased by $0.05. One-time items included: an after-tax gain of $26 million from the sale of BCE Emergis in the second quarter, 2004; a net after-tax provision of $48 million relating to the construction of the Alberta SuperNet by Bell West; and after-tax income of $49 million on the successful settlement of our claims against MTS.

Capital Efficiency/Cash Flow

•	BCE’s second quarter 2004 capital expenditures as a percentage of revenues (CAPEX intensity) were at a planned level of 17.3%, compared to the 15.1% reported last year.
•	Bell’s CAPEX intensity for the second quarter was 17.1%, compared to 16.0% in the second quarter of 2003.
•
The higher CAPEX spending related primarily to investment in strategic areas including the migration to an IP network, Bell’s DSL footprint expansion, implementation of the VDSL strategy, and Telesat’s satellite build program. There was reduced spending in legacy areas.

•	For the second quarter, 2004 cash from operating activities of $1.1 billion decreased by $263 million compared to last year.
•
Free cash flow(8) (after capital expenditures and other investing activities) of $346 million for the second quarter, 2004 decreased by $222 million. This resulted from an anticipated temporary working capital impact associated with the introduction of the new wireless billing platform, and the higher capital spending.

•	Overall net debt levels were reduced by $370 million since the beginning of the year.
•	BCE’s net debt to capitalization ratio improved to 42.8% at June 30, 2004 from 44.0% at December 31, 2003. This reflected management’s success in driving free cash flow generation.

OUTLOOK

BCE confirmed its annual full year 2004 financial guidance of:

•	revenue growth comparable to 2003 growth
•	mid-to-high single-digit growth in earnings per share (before net investment gains/losses, impairment or restructuring charges)
•	free cash flow after dividend payments(8) of approximately $1 billion, mainly from recurring sources, and
•	Bell Canada capital intensity of 17% to 18%.

BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.2 billion in the second quarter of 2004, up 1.0% compared to the same period last year. Net earnings applicable to common shares were $567 million in the second quarter of 2004, compared to $529 million for the same period last year.

On August 1, 2004, Bell Canada transferred to BCE 12,256,282 common shares and 1,379,556 Class A preference shares of Manitoba Telecom Services. BCE no longer considers its investment in MTS as strategic and, subject to any applicable regulatory approvals, intends to dispose of it.

ABOUT BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCE 2004 Second Quarter Financial Information:

BCE’s 2004 Second Quarter Shareholder Report (which contains BCE’s 2004 second quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2004 Second Quarter Shareholder Report is also available on the Web sites maintained by the Canadian securities regulators at www.sedar.com and by the U.S. Securities and Exchange Commission at www.sec.gov. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.: 1 800 339-6353; fax: (514) 786-3970).

BCE’s 2004 Second Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about August 9, 2004.

Call with Financial Analysts:

BCE will hold a teleconference/Webcast (audio only) for financial analysts to discuss its second quarter results on Wednesday, August 4, 2004 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive

Officer, Siim Vanaselja, Chief Financial Officer, and other senior executives of the company will be present for the teleconference.

Interested participants are asked to dial (416) 405-9310 or 1 877 211-7911 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its second quarter results on Wednesday, August 4, 2004 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial 1 877 211-7911 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity; our ability to complete on a timely basis, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network; our ability to increase the number of customers who buy multiple products; our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is anticipated to increase following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract, new customers, and on pricing strategies and financial results; the outcome of the review by the Canadian government of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings; the ability to improve productivity and contain capital intensity while maintaining quality of services; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to retain major customers; our ability to find suitable companies to acquire or to partner with; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary; the risk of low returns on pension plan assets; our ability to manage effectively labor relations, negotiate satisfactory labor agreements, including new agreements replacing expired labor agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favorable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services; and stock market volatility.

For a more complete description of the risks that could affect our business, please see BCE Inc.‘s 2004 First Quarter Shareholder Report dated May 4, 2004 as updated by BCE Inc.‘s 2004 Second Quarter Shareholder Report dated August 3, 2004, both filed by BCE Inc. with the Canadian securities commissions (available at www.bce.ca or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). The forward-looking statements contained in this press release represent our expectations as of August 4, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

France Poulin Communications (514) 786-8033 Web site: www.bce.ca	Sophie Argiriou Investor Relations (514) 786-8145

(1)
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of BCE’s and Bell Canada’s EBITDA to operating income on a consolidated basis:

BCE:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,953	1,895	3,797	3,668

Amortization expense	(769)	(774)	(1,536)	(1,524)
Net benefit plans cost	(65)	(43)	(128)	(85)
Restructuring and other items	(14)	0	(17)	0

Operating income	1,105	1,078	2,116	2,059

Bell Canada:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,821	1,760	3,576	3,453

Amortization expense	(733)	(747)	(1,465)	(1,470)
Net benefit plans cost	(58)	(45)	(118)	(89)
Restructuring and other items	(13)	-	(16)	-

Operating income	1,017	968	1,977	1,894

(2)	BCE’s reporting structure is organized by the major customer segments it serves, and reflects how it classifies its operations for planning and measuring performance.

(3)
The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. It includes Bell Canada’s consumer wireline, wireless and Internet access business and Bell ExpressVu’s video services.

(4)
The Business segment provides local telephone, long distance, wireless, data and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec as well as SMB and large enterprise customers in Western Canada through Bell West.

(5)	The Aliant segment provides local telephone, long distance, wireless, data, including Internet services and other services to residential and business customers in Atlantic Canada.
(6)
The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec, Northern Telephone and Northwestel. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Ontario, Québec and Canada’s northern territories.

(7)
The Other BCE segment includes the financial results of our media, satellite, and information technology activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia, Telesat, CGI, and our corporate office.

(8)
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following is a reconciliation of BCE’s free cash flow to cash from operating activities on a consolidated basis:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

Cash from operating activities	1,124	1,387	2,384	2,552
Capital expenditures	(826)	(706)	(1,507)	(1,297)
Other investing activities	116	(44)	135	(86)
Preferred dividends	(21)	(14)	(43)	(25)
Dividends paid by subsidiaries to
non-controlling interest	(47)	(55)	(89)	(99)

Free cash flow from operations,
before common dividends	346	568	880	1,045

Common dividends	(277)	(254)	(554)	(511)

Free cash flow from operations,
after common dividends	69	314	326	534

For 2004, we expect to generate approximately $1 billion in free cash flow. This amount reflects expected cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.

Management’s Discussion and Analysis

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2004 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (BCE 2003 MD&A).

You will find more information about BCE, including BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (BCE 2003 AIF) and recent financial reports on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A statement we make is forward-looking when it uses what we know today to make a statement about the future.

Forward-looking statements May include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, financial condition and cash flows for the three months (Q2) and six months (YTD) ended June 30, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2003 MD&A dated March 10, 2004 remain unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs.

     It is important to know that:

  forward-looking statements in this MD&A describe our expectations on August 3, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in this MD&A including, in particular, in Risks That Could Affect Our Business.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

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EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial results analysis section of this MD&A. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.

BCE	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,953	1,895	3,797	3,668
Amortization expense	(769)	(774)	(1,536)	(1,524)
Net benefit plans cost	(65)	(43)	(128)	(85)
Restructuring and other items	(14)	–	(17)	–

Operating income	1,105	1,078	2,116	2,059

Bell Canada	Q2 2004	Q2 2003	YTD 2004	YTD 2003

EBITDA	1,821	1,760	3,576	3,453
Amortization expense	(733)	(747)	(1,465)	(1,470)
Net benefit plans cost	(58)	(45)	(118)	(89)
Restructuring and other items	(13)	–	(16)	–

Operating income	1,017	968	1,977	1,894

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

About Our Business

BCE is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).

3     2004 Quarterly Report     Bell Canada Enterprises

     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.
     In Q2 2004, we took another step forward in simplifying our operations by selling our 64% interest in BCE Emergis Inc. (Emergis) by way of a secondary public offering. Effective May 2004, we started presenting the financial results of Emergis as discontinued operations. Emergis was presented previously in the Other BCE segment.
     The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the BCE 2003 MD&A.

This section reviews the key measures we use to assess our performance and how our results in Q2 2004 compare to our results in Q2 2003.

The Quarter at a Glance

Overall, this quarter we achieved solid operating performance which translated into steady growth in earnings per share. We also made significant advancements on our key strategic imperatives.
     In our Consumer segment, we continued to deliver the broadband home with another quarter of solid revenue growth driven by strong gains in wireless, high-speed Internet and video services. Our focus on profitability led to strong Consumer operating income performance.
     In our Business segment, we continued to experience growth in the SMB market and a strengthening in the underlying IP-connectivity and Value-Added Solutions (VAS) performance within the enterprise market, as well as, solid wireless performance. These positive trends combined with continued operational improvements led to strong operating income growth. Revenues declined slightly mainly as a result of our exit from the low margin cabling business, the completion of the Hydro-Québec outsourcing contract and lower revenues from the Government of Alberta (GOA) contract at Bell West.
     Within the Other Bell Canada segment, our wholesale business continued to face market challenges reflecting year-over-year revenue and operating income declines. However, the rate of decline continued to slow in the quarter – in fact, the trajectory of the wholesale business has continued to improve.
      Bell Globemedia continues to perform well, driven by strong television ratings as CTV Inc. holds all of the top ten summer season shows.

CUSTOMER CONNECTIONS

  Wireless – In the second quarter we achieved solid customer gains in wireless, while accomplishing a key operational initiative this quarter of migrating to a new billing platform for our wireless customers. The new platform will enable the consolidation of wireless into our single bill, providing simplified information to our customers, lower costs to Bell Canada, as well as enhancing our abilities to bundle our products and services. In total, our subscriber base reached 4,599,000, an increase of 12.2% over last year, reflecting solid gains this quarter. We added 95,000 customers this quarter, fewer than the 131,000 achieved in Q2 2003. However, in light of our new billing system introduction, our focus was to ensure service levels and orderly billing migration of existing customers, rather

4     2004 Quarterly Report     Bell Canada Enterprises

  than aggressively pursuing growth. In anticipation of the billing conversion we focussed on acquiring customers earlier in the year. Blended churn of 1.3% for the second quarter remained stable compared to the previous quarter and improved from 1.4% in the same period last year.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business added 73,000 subscribers this quarter growing our subscriber base to 1,670,000, an increase of 30% over Q2 2003. Consumer achieved the strongest Q2 ever with consumer DSL net additions this quarter representing 73% of the total net additions, while business and wholesale accounted for the balance. Subscriptions to Sympatico’s value-added services increased by 86,000 to reach a total of 433,000 at the end of the quarter.
  Video – Our video business gained 24,000 customers this quarter, significantly outpacing growth in the first quarter of the year and increasing by more than 30% compared to net additions in Q2 2003. Total subscribers reached 1,427,000, 6.9% higher compared to the same period last year.
  Network Access Services (NAS) – Our NAS in service declined by 79,000 this quarter reflecting seasonal trends typical of the province-wide Québec moving day in July and the student move during the second quarter. It also reflects losses to competition and substitution effects from both wireless and high-speed Internet services.

OPERATING REVENUES

Revenues reached $4,782 million for the second quarter of 2004 growing 2.3% compared to the same quarter last year, an improvement over Q1 of this year. This growth reflected higher revenue performance at Bell Canada and growth in the Other BCE segment, particularly higher revenues at Bell Globemedia and at CGI, stemming from CGI’s acquisition of American Management Systems Incorporated (AMS). Consumer revenues grew by 5.1% driven by strong wireless, Internet access and video services, partly offset by a 9.5% revenue decline in the Other Bell Canada segment due mainly from lower wholesale revenues and by a slight revenue decline of 0.8% in the Business segment.

OPERATING INCOME AND EBITDA

We achieved operating income of $1,105 million this quarter, reflecting growth of $27 million, or 2.5%, over the same period last year. Higher revenues and productivity savings more than offset increases in costs driven by volume increases, a higher net benefit plans cost and a number of restructuring and other items in Q2 2004. These consisted mainly of the following:

  a provision of $110 million for the GOA SuperNet contract
  a credit of $75 million for the payment by MTS to Bell Canada for unwinding various commercial agreements and settling its lawsuits against MTS and Allstream.

     Our EBITDA for the second quarter of 2004 grew to $1,953 million or 3.1 % higher than Q2 2003 EBITDA of $1,895 million. This increase was mainly driven by higher EBITDA in the Consumer and Business segments offset somewhat by decreases in the Aliant segment, reflecting the impact of its employee strike, as well as the Other Bell Canada segment. EBITDA growth at Bell Globemedia was driven by the increase in revenues and complemented by cost savings.
     Our EBITDA margin grew to 40.8% in the quarter, a 0.2 percentage point increase over Q2 2003, reflecting margin improvement in most of our segments. Bell Canada achieved an EBITDA margin improvement of 1.0 percentage point to 43.6% this quarter from 42.6% in Q2 2003. The margin improvement was driven by cost containment efforts resulting in better management of acquisition costs per gross activation in wireless, as well as a greater emphasis on more profitable contracts within the enterprise and wholesale markets.

5     2004 Quarterly Report     Bell Canada Enterprises

ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

NET EARNINGS / EARNINGS PER SHARE

Net earnings applicable to common shares for Q2 2004 were $554 million, or $0.60 per common share, compared to net earnings of $461 million, or $0.50 per common share for the same period last year reflecting an increase of $93 million or $0.10 per common share. This increase included $31 million or $0.03 per common share of net gains related mainly to the sale of Emergis during the quarter, as well as $16 million or $0.02 per common share of restructuring and other items. The remaining increase, which reflects 10% earnings growth, resulted mainly from improved operating performance and a decrease in interest expense stemming from lower debt levels. This contributed to the significant improvement reflected in our Return on Equity (ROE) of 18.0% for the quarter, up from 16.0% in Q2 2003.

CAPITAL EXPENDITURES

Capital expenditures for the quarter reached the planned levels of $826 million or 17.3% of revenues up from $706 million, or 15.1% of revenues, for the same period last year. This increase reflects a mix of higher spending in growth areas of the business and reduced spending in the legacy areas. About 40% of the year-to-date capital spending represented investments on our strategic initiatives such as the migration to a single IP-Multi-Protocol Label System (MPLS) network, our very high-speed digital subscriber line (VDSL) strategy, our DSL footprint expansion facilitated through the rollout of fibre-to-the-node, and productivity initiatives. In addition, the increase in capital expenditures for the quarter reflected the Telesat satellite builds.
     Capital expenditures for the Consumer segment increased over Q2 2003 to focus on growth projects such as DSL expansion and billing modernization and productivity initiatives, including contact centre tools aimed at improving customer service and reducing call times. Business segment capital expenditures also increased over Q2 2003 in-line with our goals of higher spending in the SMB business partly offset by reduced enterprise spending.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q2 2004 totalled $1,124 million, down $263 million compared to the same period last year due to working capital impacts primarily associated with the introduction of the new wireless billing platform in May of this year. As anticipated, a higher level of accounts receivable resulted from the expected billing delays associated with the billing migration process. These billing delays are expected to be normalized by October 2004 and accounts receivable balances are expected to return to normal levels in the fall.
     Free cash flow of $69 million for the second quarter of 2004 was down $245 million from the $314 million of free cash flow achieved in Q2 2003. This decline reflected mainly the negative working capital impact from the new billing migration for wireless customers and higher capital expenditures, partly offset by the receipt of $136 million of proceeds from the settlement of insurance claims by Telesat.
     Before the payment of common dividends, our free cash flow of $346 million this quarter was less than free cash flow of $568 million in the same period last year.
     Our net debt to total capitalization ratio improved to 42.8% at the end of the quarter from 44.0% at December 31, 2003, reflecting net debt reduction. The net debt improvement resulted primarily from year-to-date positive free cash flow of $326 million, the net cash proceeds of $315 million on the sale of Emergis, partly offset by business acquisitions, mainly at CGI.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
In the second quarter this year, we continued our advancement to set the IP standard. At the end of June 2004, 55% of the traffic on our core network was IP-based, on target for our objective of having 100% of our core traffic moving on a pervasive national IP-MPLS network by the end of 2006. We expect

6     2004 Quarterly Report     Bell Canada Enterprises

that 60% of the traffic on our core network will be IP-based by the end of 2004. We also received CRTC approval to stop selling Megastream data services this quarter to customers who do not currently use these services which will facilitate our migration from legacy data networks.
     With respect to our objective of having 90% of customers able to access a full suite of IP services by the end of 2006, we continued to make significant advances.
  Our DSL footprint in Ontario and Québec reached 81% of homes and business lines passed by the end of the quarter compared to 78% at the end of the second quarter of 2003. This increase was in part due to the deployment of new high-density DSL remotes which began in April 2004.
  On June 14, 2004, we announced the launch of our Managed IP Telephony service for enterprise customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across a business.

Simplicity and Service
In Q2, we made significant progress towards our overall objective of delivering simple and innovative integrated communication services to our customers.
     In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased this quarter by 68,000. Since the launch of The Bell Bundle last September, approximately 200,000 customers have subscribed. During the quarter, 44% of new Bundle activations included the sale of at least one new service, a four percentage point improvement since the previous quarter.
     The Bell Bundle was enhanced this quarter with the launch of a $5/month long distance plan for 1,000 minutes of calls anywhere in Canada and the U.S. available only to The Bell Bundle subscribers. This offer will leverage our long distance customer base to drive sales of our growth services such as wireless, Internet and video, as well as capitalize now on the value of our long distance business, which is expected to decline over the long-term. Since its availability on June 22, 2004, activation levels and the take rate of new services have been strong, even though commercial advertising only began at the end of July.
     On June 9, 2004, we launched Sympatico.MSN.ca in partnership with Microsoft. Sympatico.MSN.ca is a single portal combining the best features and Internet tools of MSN Canada with the rich broadband content and innovative services of Sympatico.ca. At the same time, we introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is another illustration of the benefits of our partnership with Microsoft, an industry leader in software innovation. To date, Sympatico.MSN.ca has become the most visited online destination in Canada, with total visits exceeding those of both of the previous sites combined.
     A key part of our strategy to win the broadband home was advanced this quarter with Bell Canada’s application to the CRTC for a broadcast licence to offer video services to single family homes in major centers in Ontario and Québec. If the licence is granted, it will allow us to deliver video services terrestrially, as well as by satellite as we do today. Our terrestrial offering will use fiber from the central office to the neighbourhood, our new high-density DSL remotes at the neighbourhood node, and higher speed DSL technologies from the neighbourhood node to the customers’ home.
     For enterprise customers, in addition to the launch of our Managed IP Telephony service, we also enhanced our portfolio of value-added services:

  On June 8, 2004, we announced the purchase of Infostream Technologies Inc. (Infostream), a systems and storage technology firm, to address customer needs for secure reliable information storage and redundant back-up capabilities.

7     2004 Quarterly Report     Bell Canada Enterprises

  On June 15, 2004, we announced the launch of our Institutional Trade Management solution providing institutional investors with connectivity from their trading systems to counterparties locally and globally.
  On June 30, 2004, we acquired Emergis’ Security business.

Focus on Telecom
During the quarter, we sold our interest in Emergis for gross proceeds of $356 million. Emergis was no longer core to our strategy and with the sale of its U.S. Health business earlier this year, it was able to focus on its main e-finance and e-health businesses and it had the balance sheet strength to pursue its growth strategies.
     On May 26, 2004, we announced an agreement to purchase the Canadian assets of 360networks Corporation (360networks) for $275 million. The transaction will give Bell Canada an extensive fiber network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities providing access to almost 200 additional office buildings. Combined with 100% ownership of Bell West, this transaction will represent a meaningful step in our strategy to accelerate the growth of our business in Western Canada. In addition, we have an agreement in place to sell significant portions of 360networks’ retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. The transaction is expected to close late in Q3 2004 or early in Q4 2004, subject to all terms and conditions under the purchase contract being met.
     In addition, on August 3, 2004, we acquired full ownership of Bell West by completing the repurchase of Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West for $645 million in cash.
     On June 30, 2004, BCE Inc. settled its lawsuits for damages against MTS and Allstream Inc. (Allstream) for a cash payment of $75 million and certain other consideration. The lawsuits were launched as a result of MTS’s announcement to purchase Allstream, which caused MTS to be in breach of the rights Bell Canada had under various agreements in place between the companies. With this settlement and the resulting purchase of Allstream by MTS, we no longer consider our investment in MTS as strategic and have announced our intention to divest our remaining interest in MTS. Bell Canada and MTS will continue their commercial relationship, however, with Bell Canada being the preferred supplier of wholesale services to MTS/Allstream.

Labour negotiations
After an extended negotiation process with the representatives of the Communications, Energy and Paperworkers’ Union of Canada (CEP) which represents Bell Canada’s approximately 7,100 technicians, Bell Canada made a final offer to the union on July 20, 2004. On July 22, 2004, the CEP informed Bell Canada that it will take this offer for settlement to a vote by its members. The union’s local leadership, however, narrowly voted to recommend that Bell Canada’s technicians reject the company’s offer. Our final offer represents an improvement over the previous offer that was narrowly rejected by 62% of the members on July 12, 2004. As indicated by the CEP, the vote will take place over the coming weeks with the results to be announced on August 16, 2004. Bell Canada remains fully prepared for a work stoppage and its highest business priority will be maintaining service to customers.

Voluntary employee departure program
In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement (VER) plan and the second phase is a voluntary departure plan. The details of the VER plan were announced in June and the details of the voluntary departure plan will be announced after the conclusion of the VER plan. Approximately 4,500 employees are eligible for the VER plan. The plan will also be extended to 2,500 technicians who are members of the CEP, if our offer of July 20, 2004 for a new collective agreement is accepted.

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This section provides detailed information and analysis about our performance in Q2 2004 compared to Q2 2003. It focuses on our consolidated operating results and also provides financial information for each of our reportable operating segments.

Financial Results Analysis OPERATING REVENUES

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Consumer	1,858	1,768	5.1%		3,683	3,497	5.3%
Business	1,441	1,452	(0.8%	)	2,876	2,871	0.2%
Aliant	526	517	1.7%		1,030	1,018	1.2%
Other Bell Canada	468	517	(9.5%	)	942	1,069	(11.9%	)
Inter-segment eliminations	(121)	(124)	2.4%		(253)	(242)	(4.5%	)

Bell Canada	4,172	4,130	1.0%		8,278	8,213	0.8%
Other BCE	725	664	9.2%		1,379	1,304	5.8%
Inter-segment eliminations	(115)	(121)	5.0%		(234)	(225)	(4.0%	)

Total operating revenues	4,782	4,673	2.3%		9,423	9,292	1.4%

BY SEGMENT

Consumer
Consumer revenues in the second quarter grew by 5.1% to $1,858 million and 5.3% to $3,683 million on a year-to-date basis driven by higher wireless, Internet access and video service revenues, as a result of continued subscriber growth for each of these services. These increases more than offset stable declines in long distance revenues.

Wireless
 Consumer wireless revenues increased this quarter and on a year-to-date basis compared to the same periods last year. This increase was achieved primarily from year-over-year growth in our subscriber base, including the strong sales programs initiated during Q1. The latter half of the second quarter was focused on achieving a key operational milestone of migrating the entire customer base to a new billing platform, while maintaining optimal service levels. This new billing platform will enable the consolidation of wireless into our single bill.
     Strong growth in wireless data continued as a result of our significant strategic partnerships. These partnerships, which included the NHL, Canadian Idol, Spider-Man 2, and the Olympics, allowed Bell Canada to deliver exclusive ringtones, screensavers, downloadable games and text messaging promotions and services. In addition, Bell Canada continued to lead in North America in Location-Based Services. These included e9-1-1 service, our MapMe application allowing customers to upload city maps directly to their handset, and the upcoming interactive location-based java games where changes to a customer’s physical location alter the gaming experience.

Data
 Consumer data revenue growth of approximately 22% for both this quarter and on a year-to-date basis was driven by an approximate 30% increase in our High-Speed Internet customer base reflecting the benefits of our customer retention efforts which translated to a 0.1 percentage point improvement in churn. Consumer DSL net additions this quarter reflected the strongest Q2 ever. Bell Sympatico value-added services such as Desktop Anti-Virus and Desktop Firewall added 86,000 subscriptions this quarter and 146,000 for the first six months of 2004, for a total count of 433,000 as at June 30, 2004.
     On June 9, 2004, we launched the Sympatico.MSN.ca web portal in partnership with Microsoft. Sympatico.MSN.ca is a single super portal combining the best features and Internet tools of MSN Canada with the rich broadband content and innovative services of Sympatico.ca. At the same time, we introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is just another illustration of the benefits of our partnership with Microsoft, the industry leader in software innovation.

9     2004 Quarterly Report     Bell Canada Enterprises

     Further enhancements for Sympatico customers were introduced more recently, including 2 GB of e-mail storage space and several key security features at no extra charge. We also launched the Sympatico Music Store during the quarter, which provides Canadians the choice to download music from a rapidly growing catalogue of more than 250,000 songs.

Video
 Video service revenues for the second quarter of 2004 grew to $211 million and to $418 million on a year-to-date basis reflecting year-over-year increases of 11.1% and 13.9%, respectively, compared to the same periods last year driven by growth in our subscriber base and average revenue per subscriber (ARPS). Our total video customer base reached 1,427,000, up 6.9% compared to 1,335,000 customers at the end of Q2 2003.
     Video net additions totalled 24,000 for the quarter and 40,000 on a year-to-date basis, both up from the 18,000 and 31,000 achieved for the respective periods in 2003. The growth in net additions for the quarter reflected the positive customer response stimulated by our Two-TV bundle. In addition, growth in net additions on a year-to-date basis reflected higher advertising and marketing offers in the first quarter of the year compared to the same period last year. Over 85% of the customers added in the second quarter and since the beginning of the year committed to one or two-year contracts.
     ARPS per month increased by $2 for the quarter and by $4 on a year-to-date basis to $49 for each respective period compared to the same periods last year. Higher ARPS resulted from the introduction of the $2.99 system access charge effective April 28, 2003 and a higher number of customers paying the additional receiver charge fee. On a year-to-date basis ARPS was also impacted by the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003. These increases were partly offset by lower pay-per-view revenues.
     We continued to make improvements on our industry leading levels of customer retention achieving churn per month of 1.0% for both the quarter and on a year-to-date basis compared to 1.1% for each of the respective periods last year.

Wireline
 Local and access revenues declined slightly for the quarter and on a year-to-date basis compared to the same periods last year mainly due to lower revenues from network access services and lower sales of SmartTouch features, partly offset by higher revenues from wireline insurance and maintenance plans. The network access services (NAS) decline reflected the impacts of continued substitution of wireline with wireless telephone service, losses to competition, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines. Lower NAS compared to Q1 2004 reflected seasonal trends typical of the July Québec move and the student move during the second quarter.
     Long distance revenues in Q2 2004 and year-to-date were down approximately 7% compared to the same periods in 2003 primarily as a result of volume declines in domestic, overseas and U.S. minutes reflecting competition from non-traditional long distance providers, as well as pricing pressures in domestic long distance rates. Overall, the average revenue per minute stayed relatively constant in Q2 2004 and on a year-to-date basis compared to the same periods last year.

Bundles
 In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased this quarter by 68,000. Since the launch of The Bell Bundle last September, approximately 200,000 customers have subscribed. During the quarter, 44% of new Bundle activations included the sale of at least one new service, a four percentage point improvement over the previous quarter.

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     The Bell Bundle was enhanced this quarter with the launch of a $5/month long distance plan for 1,000 minutes of calls anywhere in Canada and the U.S. available only to The Bell Bundle subscribers. This offer will leverage our long distance customer base to drive sales of our growth services, such as wireless, Internet and video, as well as capitalize now on the value of our long distance business, which is expected to decline over the long term. Since its availability on June 22, 2004, activation levels and the take rate of new services have been strong, even though commercial advertising only began at the end of July.

Business
Business segment revenues this quarter were $1,441 million, or 0.8% lower than Q2 2003 and on a year-to-date basis were $2,876 million, or 0.2% higher than the same period last year. In both these cases, increases in wireless revenues and terminal sales and other revenue growth were offset by declines in data revenues and to a lesser degree, declines in long distance and local and access revenues.

Enterprise
 Revenues from enterprise customers decreased this quarter and on a year-to-date basis, as declines in local and access, long distance and data revenues more than offset growth in wireless and terminal sales and other revenues. Data revenues declined reflecting the completion of the Hydro-Québec outsourcing contract and expected decreases from our exit from the cabling business, starting in the fourth quarter of last year.
     Despite the overall decline in enterprise data revenues, our IP-based connectivity and VAS revenues continue to grow significantly. We estimate that 40% of our enterprise data revenues are now IP-based. At the end of the quarter, well over half of our very large enterprise customers utilise some element of our VAS portfolio, which represents an increase of approximately 30% since December 2003. Key customer wins in the quarter demonstrate our success:

  With the recent launch of our Global IP network services, we were able to secure an approximate $70 million, 3-year contract with options to renew for an additional 4 years, with the Department of Foreign Affairs and International Trade of the Government of Canada. As the first major international win for the Bell/Infonet partnership, this demonstrates our ability to provide IP services on a global basis.
  The win of the Enterprise Rent-a-Car contract of $12 million for 55 months to provide a nation-wide area network across 290 sites, which has been structured to allow migration from legacy frame to an IP core network, a good example of progress on our plans to migrate to IP.
  The win of the CanPar contract for $2.8 million over 3 years to provide a total solution high speed IP service to its fleet of courier trucks highlights our capabilities to design wireless solutions that may also be sold to other fleet management companies. Furthermore, during the quarter, we expanded our capabilities to offer IP services.
  We launched our Managed IP Telephony service for enterprise customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across the enterprise.
  We acquired Infostream, a systems and storage technology firm, to address customer needs for secure and reliable information storage and redundant back-up capabilities.

SMB
 Revenues from our SMB customers increased this quarter and on a year-to-date basis reflecting increases in wireless, data, and terminal and other revenues with just a slight decrease in long distance revenues and essentially flat local and access revenues. Terminal sales and other revenue increases reflected recent business acquisitions while data revenue growth was driven by continued strong growth in DSL

11     2004 Quarterly Report     Bell Canada Enterprises

high-speed Internet access services. Long distance revenues decreased only slightly as the network charge introduced in Q3 2003 largely offset declines in pricing and volumes related to competitive pressures. During the quarter we acquired Charon Systems Inc. (Charon), an IT solutions provider, as part of our strategy to become the “Technology Advisor” to SMB customers.

Bell West
 Bell West continued to grow its customer base leading to increases in local and access revenues for both the quarter and year-to-date. Data revenues declined, however, as a result of lower GOA construction revenues in the amount of approximately $30 million this quarter and approximately $50 million on a year-to-date basis.

Aliant
Aliant segment revenues increased to $526 million or 1.7% higher for the second quarter and to $1,030 million or 1.2% higher on a year-to-date basis compared to the same periods last year driven by growth in wireless, Internet services and an increase in IT fulfillment sales which more than offset revenue declines from long distance and data revenues. On April 23, 2004, Aliant’s unionized workforce of approximately 4,300 employees represented by the Council of Atlantic Telecommunication Unions began a labour disruption. The labour disruption has negatively impacted Q2 2004 operating revenues by an estimated $9 million related to lower service charges on new installations, product sales and consumer and business long distance pricing, as well as reduced data and Internet growth.
     Aliant wireless revenues grew 16% in the quarter and 17% on a year-to-date basis compared to the same periods last year. This growth was driven by a 10.5% increase in Aliant’s wireless customer base, including a 36% increase in digital customers, reflecting the positive response to the extensive dealer supported network, pricing offers and the expansion of digital cellular service into new areas. In addition, average revenue per unit (ARPU) was up $3 for the quarter and $4 on a year-to-date basis compared to the same periods last year reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
     The decrease in long distance revenues in the quarter and on a year-to-date basis compared to last year reflected declines in long distance volumes and rates. Consumer minute volumes were down due to customer losses to competition and increased substitution of long distance calling with Internet and wireless options by customers. Business long distance minutes also declined due to competitive losses and a reduction of contact center activity.
     Data revenues for the quarter and on a year-to-date basis were essentially flat as higher Internet revenues were offset by data network rationalization by Aliant’s larger customers reducing the need for data circuits. Aliant’s increase in Internet revenues stemmed from subscriber growth reflecting the expansion of high-speed Internet service into new areas, the growing popularity of enhanced service features, targeted pricing action and the benefits of customer retention efforts translating to churn improvement.
     Terminal sales and other revenues were up this quarter compared to 2003 primarily from higher IT fulfillment sales revenues. On a year-to-date basis, however, IT service and fulfillment sales were down as a result of reduced government spending experienced in Q1 of this year.

Other Bell Canada
The Other Bell Canada segment revenues of $468 million in the quarter and $942 million year-to-date reflected decreases of $49 million or 9.5% and $127 million or 11.9%, respectively compared to the same periods last year. These declines resulted mainly from lower long distance and data revenues in our wholesale business reflecting the impacts of competitive pricing pressures, as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our

12     2004 Quarterly Report     Bell Canada Enterprises

decision last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins. As a result, the rate of decline continued to slow in the quarter and on a year-to-date basis and the trajectory of the wholesale business has been improving.

Other BCE

	Q2 2004	Q2 2003	% change	YTD 2004	YTD 2003	% change

Bell Globemedia	371	357	3.9%	713	692	3.0%
Telesat	85	83	2.4%	169	162	4.3%
CGI	251	211	19.0%	468	427	9.6%
Other	18	13	38.5%	29	23	26.1%

Other BCE revenues	725	664	9.2%	1,379	1,304	5.8%

The Other BCE segment revenues grew this quarter by 9.2% to $725 million when compared to Q2 of 2003. On a year-to-date basis, this segment had revenues of $1,379 million, reflecting a 5.8% increase over the same period last year. In each case, revenue growth was driven by CGI’s acquisition of AMS in May 2004 as well as higher revenues at Bell Globemedia.
     Bell Globemedia’s revenues grew 3.9% to $371 million this quarter and 3.0% to $713 million on a year-to-date basis. Television advertising grew by 8.3% this quarter and by 9.0% year-to-date and print advertising grew 2.0% this quarter and 2.8% year-to-date offsetting lower production and sundry revenues as a result of the sale of 50% of Dome Productions Inc. in January 2004.
     Telesat’s revenues grew 2.4% to $85 million this quarter and 4.3% to $169 million year-to-date as a result of higher communications revenues and higher international consulting revenues. On July 17, 2004, Telesat’s Anik F2 satellite was launched successfully. Not only is Anik F2 the largest commercial communications satellite in history, but it is also the first satellite to make commercial use of the Ka frequency band, enabling two-way, high-speed Internet access anywhere in North America.
     Our share of CGI’s revenues was $251 million this quarter and $468 million year-to-date reflecting increases of 19.0% and 9.6% respectively driven by CGI’s acquisition of AMS in May 2004.

BY BELL CANADA CONSOLIDATED PRODUCT LINES

The following table shows Bell Canada’s consolidated revenues by product line. In addition to discussing our financial results by business segment, we believe that a separate discussion of Bell Canada’s consolidated revenues by product line provides further insight into management’s view of our financial results.

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Local and access	1,401	1,404	(0.2%	)	2,780	2,790	(0.4%	)
Long distance	572	615	(7.0%	)	1,178	1,301	(9.5%	)
Wireless	698	607	15.0%		1,349	1,158	16.5%
Data	870	936	(7.1%	)	1,762	1,856	(5.1%	)
Video	211	190	11.1%		418	367	13.9%
Terminal sales and other	420	378	11.1%		791	741	6.7%

Total Bell Canada Consolidated	4,172	4,130	1.0%		8,278	8,213	0.8%

Local and Access
Local and access revenues of $1,401 million for the quarter and $2,780 year-to-date, declined marginally compared to the respective periods last year mainly as a result of lower NAS, lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
     NAS in service declined by 130,000 or 1.0% over the second quarter of 2003 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and customers substituting wireline with wireless telephone service.

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Long Distance
Long distance revenues were $572 million for the quarter and $1,178 million year-to-date, reflecting year-over-year decreases of 7.0% and 9.5%, respectively, compared to the same periods in 2003. These declines were driven by our exit of certain international wholesale contracts with minimal margins, competitive pressures in business and consumer domestic, overseas and U.S. minute volumes, as well as, some pressure in consumer domestic rates.
     Overall, conversation minutes this quarter declined 8.4% to 4,498 million, and 7.2% to 9,076 million on a year-to-date basis compared to the same periods last year. The decline in conversation minutes this quarter was accompanied by a stable average revenue per minute (ARPM) of $0.12. Year-to-date in 2004, ARPM remained relatively flat compared to the first half of 2003.

Wireless
Wireless service revenues for the quarter were $698 million, up 15.0% from Q2 2003. On a year-to-date basis, revenues increased 16.5% to $1,349 million over the same period last year. In each case, the increase was driven by a rise in the subscriber base and higher average revenue per unit.
     Our total cellular and PCS subscriber base reached 4,599,000 at the end of this quarter, an increase of 12.2% over last year, reflecting a greater focus on customer growth in Q1 of this year and solid gains this quarter. Including paging subscribers, our total wireless customer base totalled 5,068,000.
     We gained 95,000 new customers for the quarter and 187,000 on a year-to-date basis. This was anticipated to be lower than the 131,000 and 201,000 net additions achieved for the same respective periods in 2003, as we put less emphasis in the quarter on aggressive subscriber growth in order to focus on completing a key operational milestone in the quarter by migrating all our wireless customers onto our new billing platform and maintaining a strong focus on ensuring service levels during the migration.
     With 82% of net activations for the quarter, and 79% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 76% of our total cellular and PCS customer base consisting of post-paid subscribers.
     Blended ARPU of $50 for the quarter and $48 on a year-to-date basis was up $2 for each respective period compared to last year, driven by an increase in post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Higher revenues from data services, long distance, value-added services, and greater usage led to a $2 per month increase in post-paid ARPU for both the second quarter and on a year-to-date basis compared to the same periods last year. Prepaid ARPU of $11 this quarter was down $1 over Q2 2003 while remaining stable on a year-to-date basis over the last year.
     Our continued focus on churn management translated to a post-paid churn rate of 1.1% for the quarter and on a year-to-date basis, improving 0.2 percentage points over each of the respective periods last year. Blended churn of 1.3% for both this quarter and on a year-to-date basis improved by 0.1 percentage points over the same periods last year.

Data
Data revenues of $870 million in the second quarter and $1,762 million year-to-date reflected decreases of 7.1% and 5.1%, respectively, compared to the same periods last year. In each case, growth from high-speed Internet services was more than offset by lower construction revenues from Bell West related to the GOA contract, declines resulting from competitive pricing and volume pressures including wholesale customers migrating their traffic onto their own networks, the completion of the Hydro-Québec contract, and our exit from the low margin cabling business starting in the fourth quarter of last year.
     The number of high-speed Internet subscribers increased by 73,000 this quarter and 188,000 on a year-to-date basis, bringing our total subscriber count to 1,670,000. Total dial-up customers amounted to 807,000 at the end of Q2 2004 compared to 911,000 at the end of Q2 2003.

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Video
See discussion under Consumer Segment

Terminal Sales and Other

Terminal sales and other revenues were $420 million this quarter or 11.1% higher than Q2 2003, and $791 million year-to-date or 6.7% higher than the same period last year. These increases reflected higher consumer equipment sale revenues (wireless handsets, satellite dishes and receivers) and the impact of several smaller business acquisitions (Infostream, Elix, Accutel and Charon).

OPERATING INCOME

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Consumer	560	503	11.3%		1,086	996	9.0%
Business	227	199	14.1%		468	389	20.3%
Aliant	92	122	(24.6%	)	174	203	(14.3%	)
Other Bell Canada	138	144	(4.2%	)	249	306	(18.6%	)

Bell Canada Consolidated	1,017	968	5.1%		1,977	1,894	4.4%
Other BCE	88	110	(20.0%	)	139	165	(15.8%	)

Total operating income	1,105	1,078	2.5%		2,116	2,059	2.8%

CONSOLIDATED

Our operating income grew to $1,105 million for the quarter, up 2.5% over the same quarter in 2003. This increase was driven by revenue growth partly offset by higher operating expenses and a higher net benefit plans cost. The higher operating expenses in the second quarter reflected the negative impact from Aliant’s labour disruption, higher corporate expenses, higher costs of acquisition for video subscribers driven in part by stronger growth, as well as higher contact centre agent costs to support customer service levels in our growth businesses. These increases were partly offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes, and lower contribution expense. On a year-to-date basis, operating expenses remained essentially flat despite the increase in revenues which more than offset higher net benefit plans cost and amortization. Wireless costs of acquisition (COA) of $413 per gross activation, improved by $22 over Q2 2003 and reflected the lowest COA per gross activation over the last four quarters, driven primarily from improved handset pricing. On a year-to-date basis COA of $434 per gross activation was up $20 compared to last year reflecting competitive pressure on handset pricing and higher sales of more feature-rich 1x handsets in Q1 2004. The COA for video services increased year-over-year by $37 to $570 per gross activation for the quarter and by $95 to $610 per gross activation on a year-to-date basis, reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar. Hardware costs increased as more customers purchased second receivers, while higher marketing costs reflected the free installation promotion for contract term offers.
     Amortization expense of $769 million for the quarter was essentially flat compared to Q2 2003 and $12 million higher on a year-to-date basis compared to the same period last year resulting mainly from an increase in our capital assets relating to prior year capital expenditures, partly offset by an increase in the usefull life of Bell Canada’s internal use software from 3 to 4 years, effective October 1, 2003.
     Net benefit plans cost totalled $65 million for the quarter and $128 million year-to-date, reflecting year-over-year increases of $22 million and $43 million compared to the same periods last year. These increases resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation.

15     2004 Quarterly Report     Bell Canada Enterprises

     In 2001, we entered into a contract with the GOA to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. It is a fixed price contract that is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004 and individual provincial and municipal buildings now are being connected to the network. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect these buildings to the network, and higher average construction costs. Based on our current cost estimates, we recorded a provision of $110 million for this contract. Bell Canada is pursuing a number of initiatives focused on both minimizing costs to complete the network and providing additional services to our small and medium enterprise customers that will generate additional revenues. In addition, some of Bell Canada’s existing wholesale traffic that currently travels on competitor networks will be rerouted onto this network.
     Bell Canada is also constructing and will own the portion of the network in the province of Alberta that will serve urban communities. Together, the two networks are known as the SuperNet. Although the cost of the rural portion of the project has escalated, the completion of the SuperNet, combined with our acquisition of 360networks, represent achievement of our strategic initiative to have a ubiquitous network in Western Canada.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle BCE Inc.’s lawsuits against MTS and Allstream. The terms of the settlement included, amongst other things, a payment of $75 million by MTS to Bell Canada, which was recorded as a restructuring and other item in Q2 2004, and received on August 3, 2004, for unwinding the various commercial agreements. Please see the Financial and Capital Management section of this MD&A for more information on the terms of the settlement.
     We also recorded a credit of $23 million in Q2 2004 relating mainly to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.
     In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement (VER) plan and the second phase is a voluntary departure plan. The details of the VER plan were announced in June and the details of the voluntary departure plan will be announced after the conclusion of the VER plan. Approximately 4,500 employees are eligible for the VER plan. The plan will also be extended to 2,500 technicians who are members of the CEP, if our offer of July 20, 2004, for a new collective agreement is accepted. We will record an expense in Q3 2004, as employees volunteer under the plans. The total expense will depend largely on the number of employees who volunteer under each plan, which is currently not determinable.

BY SEGMENT

Consumer
The Consumer segment achieved strong operating income growth of 11.3% this quarter to $560 million and 9.0% to $1,086 million year-to-date reflecting the increase in revenues combined with higher margins partly offset by higher amortization and net benefit plans cost compared to the same periods last year.
     Higher costs resulted from sales volume increases combined with higher COA for video services and a higher number of contact centre agents to support customer service levels in our growth businesses.
     These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes, reduced billing costs, lower contribution expense and our continued focus on productivity.

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Business
The Business segment achieved further operating income growth of 14.1% this quarter to $227 million and 20.3% to $468 million year-to-date as a result of our focus on improving profitability of this segment despite the 0.8% decline in revenues this quarter. Amortization expenses and net benefits plan cost were higher compared to last year both this quarter and year-to-date.
     In the enterprise unit, our continued focus on more profitable contracts, as well as overall productivity, led to reductions in selling, general and administrative expenses and costs of goods sold. Salary expenses were essentially unchanged as cost containment initiatives were largely offset by increased salary expense related to the business acquisitions (Infostream and Elix).
     Bell West incurred lower costs of goods sold related to the GOA SuperNet contract which more than offset higher salary expenses related to a growing workforce. Please see page 16 for a discussion of the $110 million provision related to the GOA contract.
     Our SMB unit had higher salary expenses and costs of goods sold related to its business acquisitions (Accutel and Charon).

Aliant
Aliant’s operating income for the second quarter was $92 million and $174 million on a year-to-date basis, reflecting year-over-year declines of $30 million or 24.6% and $29 million or 14.3%, respectively, compared to the same periods last year.
     The estimated impact on operating income of the current labour disruption is approximately $21 million reflecting an estimated negative impact on revenue of $9 million and $12 million on operating expenses. Higher operating expenses from the labour disruption relate mainly to costs associated with security requirements and property repairs to enable operations to continue with relatively little interruption. These costs were at their highest in the first month of the disruption when equipping, repositioning and training of personnel was required. These costs were partially mitigated by salary expense savings from the strike.
     In addition, the year-over-year operating income declines reflected higher operating expenses from growth in wireless and Internet services which relate to commissions, subsidies, cellular phone and accessories and to actions in support of increased customer service levels, an increase in net benefits plan cost and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives. These increases were partly offset by lower operating costs stemming from the Xwave restructuring in 2003 and reduced payments to the National Contribution Fund.

Other Bell Canada
Operating income for the Other Bell Canada segment decreased this quarter by 4.2% to $138 million and decreased by 18.6% year-to-date to $249 million. Operating expenses improved this quarter and year-to-date as a result of exiting non-profitable contracts within the wholesale market and our focus on productivity. As expected, operating income in Q2 reflected an improvement compared to the 31.5% decrease experienced in Q1 as the impact of exiting these non-profitable contracts lessens during the year. Operating expenses at Télébec, NorthernTel and Northwestel were essentially flat compared to Q2 2003 and on a year-to-date basis. In addition, operating income this quarter also reflected restructuring and other items of $12 million which consisted of a provision for loss of $110 million relating to the contract with the GOA, a $75 million credit relating to the settlement with MTS and the reversal of $23 million of restructuring charges recorded in 2002 which were no longer necessary.

Other BCE
Operating income for the Other BCE segment was $88 million this quarter and $139 million year-to-date or 20% and 15.8% lower than the respective periods last year. In each case, higher corporate expenses related to Sarbanes-Oxley compliance, business acquisitions, other corporate activities and higher costs

17     2004 Quarterly Report     Bell Canada Enterprises

related to special projects, more than offset the higher operating income at Bell Globemedia, Telesat, and CGI. In addition, operating income this quarter and year-to-date reflects higher amortization expense related to the allocation of the purchase price for SBC’s 20% interest in Bell Canada Holdings which was completed in Q3 2003. The growth in operating income at Bell Globemedia was driven by the increase in revenues and complemented by cost savings.

OTHER ITEMS

The table below reconciles operating income to net earnings applicable to common shares.

	Q2 2004	Q2 2003	% change		YTD 2004	YTD 2003	% change

Operating income	1,105	1,078	2.5%		2,116	2,059	2.8%
Other income	24	2	n.m.		60	47	27.7%
Interest expense	(253)	(289)	12.5%		(505)	(569)	11.2%

Pre-tax earnings from continuing operations	876	791	10.7%		1,671	1,537	8.7%
Income taxes	(293)	(268)	(9.3%	)	(555)	(506)	(9.7%	)
Non-controlling interest	(39)	(57)	31.6%		(87)	(99)	12.1%

Earnings from continuing operations	544	466	16.7%		1,029	932	10.4%
Discontinued operations	27	12	125.0%		30	19	57.9%

Net earnings	571	478	19.5%		1,059	951	11.4%
Dividends on preferred shares	(17)	(17)	–		(35)	(32)	(9.4%	)
Premium on redemption of preferred shares	–	–	–		–	(7)	100.0%

Net earnings applicable to common shares	554	461	20.2%		1,024	912	12.3%

EPS	0.60	0.50	20.0%		1.11	1.00	11.0%

n.m.: not meaningful

EPS improved by 20% to $0.60 in Q2 2004 and 11% to $1.11 on a year-to-date basis in 2004. The increases were mainly due to an improvement in operating income, gains on investments, and a decline in interest expense.

OTHER INCOME

Other income of $24 million in Q2 2004 and $60 million on a year-to-date basis in 2004 represent significant increases compared to the same periods last year. The increases were mainly due to higher equity earnings from our investment in MTS, a write-off of deferred credit facility costs made in Q2 2003 and higher miscellaneous income, partly offset by unfavourable foreign exchange variances.
     In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense of $253 million in Q2 2004 and $505 million on a year-to-date basis in 2004 represent a 12.5% and an 11.2% decline, respectively, compared to the same periods last year. This resulted from $1.7 billion of debt repayments (net of issues) year-over-year. The decline in average debt levels was driven by positive free cash flows. The average interest rate in Q2 2004 and on a year-to-date basis in 2004 was 7.1%, which is comparable to the same periods last year.

18     2004 Quarterly Report     Bell Canada Enterprises

INCOME TAXES

Income taxes of $293 million in Q2 2004 and $555 million on a year-to-date basis in 2004 represent a 9.3% and a 9.7% increase, respectively, compared to the same periods last year. The increases were mainly from higher pre-tax earnings, partly offset by the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

NON-CONTROLLING INTEREST

Non-controlling interest of $39 million in Q2 2004 and $87 million on a year-to-date basis in 2004 represent a 32% and a 12.1% decrease, respectively, compared to the same periods last year. The decreases were due to lower earnings at Bell West, which included the loss on the GOA SuperNet contract, and lower earnings at Aliant, partly offset by higher earnings at Bell Globemedia.

DISCONTINUED OPERATIONS

In June 2004, we completed the sale of our interest in Emergis which resulted in a net gain of $26 million. The gain on the sale of our interest in Emergis was $62 million which was offset by operating losses that included a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest). Emergis recorded this impairment charge before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. and Bell Canada.
     In Q1 2004, Emergis completed the sales of its U.S. Health operations and National Health Services Inc. (NHS). As a result, we recorded a gain of $6 million in Q1 2004, which essentially reflects an adjustment to the expected loss of $160 million recorded in Q4 2003.

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management CAPITAL STRUCTURE

	Q2 2004	Q4 2003

Debt due within one year	1,030	1,519
Long-term debt	12,492	12,381
Less: Cash and cash equivalents	(577)	(585)

Total net debt	12,945	13,315
Non-controlling interest	3,203	3,403
Total shareholders’ equity	14,071	13,573

Total capitalization	30,219	30,291

Net debt to capitalization	42.8%	44.0%

Outstanding share data (in millions)
Common shares at end of period	924.5	924.0
Stock options at end of period	30.0	25.8
Restricted share units at end of period	1.8	–

Our net debt to capitalization ratio was 42.8% at the end of Q2 2004, an improvement from 44.0% at the end of Q4 2003. This reflected lower net debt and higher total shareholders’ equity.
     Net debt was reduced by $370 million to $12,945 million in the first six months of 2004. This was driven mainly by $326 million of free cash flow in the first six months of 2004 and net cash proceeds of $315 million on the sale of our investment in Emergis. These were partly offset by $306 million invested in business acquisitions.
     Total shareholders’ equity increased $498 million to $14,071 million in the first six months of 2004. This was mainly a result of $469 million of net earnings in excess of the dividends declared on common and preferred shares in the first six months of 2004.

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CHANGE IN COMPENSATION STRATEGY FOR 2004 AND IN THE FUTURE

Starting in 2004, the executive compensation policy has been redesigned to ensure close alignment and support with the company’s new direction and strategic objectives. Fundamentally, the new executive compensation policy is designed to drive a shift in culture toward greater individual accountability and higher levels of performance.
     The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of short-term, mid-term and long-term incentive plans, which contain specific performance targets that must be met in order to trigger any payments.
     This will reinforce further the importance of meeting the annual financial drivers and the fashion in which they are delivered and provide us with the ability to attract and retain the type of executives needed to deliver at required performance levels.
     Changes to the key features in our stock-based compensation plans included:

  transferring approximately 50% of the value of the long-term incentive plan, where stock options had previously been granted, into a new mid-term plan under which restricted share units (RSUs) are used reducing the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features.

SUMMARY OF CASH FLOWS

	Q2 2004	Q2 2003	YTD 2004	YTD 2003

Cash from operating activities	1,124	1,387	2,384	2,552
Capital expenditures	(826)	(706)	(1,507)	(1,297)
Other investing activities	116	(44)	135	(86)
Preferred dividends	(21)	(14)	(43)	(25)
Dividends paid by subsidiaries to non-controlling interest	(47)	(55)	(89)	(99)

Free cash flow from operations, before common dividends	346	568	880	1,045
Common dividends	(277)	(254)	(554)	(511)

Free cash flow from operations, after common dividends	69	314	326	534
Business acquisitions	(247)	(7)	(306)	(70)
Business dispositions	–	–	16	–
Change in investments accounted for under the cost and equity methods	(8)	(1)	(2)	6
Net issuance of equity instruments	4	4	8	162
Net repayment of debt instruments	(713)	(1,440)	(302)	(122)
Financing activities of subsidiaries with third parties	(17)	–	(53)	54
Cash provided by (used in) discontinued operations	(54)	(3)	184	(13)
Other	32	(59)	(16)	(61)

Net increase (decrease) in cash and cash equivalents	(934)	(1,192)	(145)	490

CASH FROM OPERATING ACTIVITIES

Cash from operating activities decreased 19% or $263 million to $1,124 million in Q2 2004, compared to Q2 2003 and 6.6% or $168 million to $2,384 million in the first six months of 2004, compared to 2003. This was the result of the negative effect of changes in working capital as the May launch of a new billing platform resulted in significant but anticipated delays in invoicing. The impact was partly offset by improved operating performance.

CAPITAL EXPENDITURES

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $826 million in Q2 2004, or 17.3% of revenues, up from $706 million, or 15.1% of revenues, for the same period last year. In the first six months of 2004, capital

20     2004 Quarterly Report     Bell Canada Enterprises

expenditures were $1.5 billion, or 16.0% of revenues, up from $1.3 billion, or 14.0% of revenues, for the same period last year. These increases reflect a mix of higher spending towards growth areas of the business and reduced spending in the legacy areas. In addition, the increase in capital expenditures for the quarter reflected the Telesat satellite build.
     Bell Canada’s consolidated capital intensity ratio increased to 17.1% in Q2 2004 (15.8% in the first six months of 2004), compared to 16.0% in Q2 2003 (14.5% in the first six months of 2003). Bell Canada’s consolidated capital expenditures accounted for over 85% of our consolidated capital expenditures in the first six months of 2004 and over 90% of our consolidated capital expenditures in the first six months of 2003.

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $135 million in the first six months of 2004 included $179 million of insurance proceeds that Telesat received for the malfunction on the Anik F1 satellite ($136 million received in Q2 2004 and $43 million received in Q1 2004).

COMMON DIVIDENDS

We paid a dividend of $0.30 per common share in Q2 2004. This was the same as the dividend we paid in Q2 2003.
     We realized a cash benefit of $21 million in Q2 2003 ($39 million in the first six months of 2003) because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective Q1 2004, we started buying all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This removed any further cash benefits related to issuing treasury shares. As a result, total dividends paid on common shares increased 9.1% or $23 million to $277 million in Q2 2004, compared to Q2 2003 and 8.4% or $43 million to $554 million in the first six months of 2004, compared to 2003.

BUSINESS ACQUISITIONS

We invested $247 million in business acquisitions in Q2 2004. This consisted mainly of:

  Business acquisitions at Bell Canada of $99 million in Q2 2004, which included:

— The purchase of a 100% interest in Infostream

— The purchase of 100% of the assets required to carry on the business of Charon.

  Our 28.9% proportionate share of the cash paid for CGI’s acquisition of AMS of $168 million.

     Investments of $59 million in Q1 2004 consisted of:

  Bell Canada’s purchase of a 100% interest in Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel)
  Bell Canada’s purchase of a 75.8% interest in Elix Inc. (Elix).

     We invested $70 million in business acquisitions during the first six months of 2003. This consisted mainly of our proportionate share of the cash paid for CGI’s acquisition of Cognicase Inc.

EQUITY INSTRUMENTS

During the first six months of 2003, BCE Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.

DEBT INSTRUMENTS

We made $713 million of debt repayments (net of issues) in Q2 2004. The repayments were mainly at

21     2004 Quarterly Report     Bell Canada Enterprises

Bell Canada and included the Series M-15 debentures for $500 million and $114 million of our shared service entity debt. In the first six months of 2004, we made $302 million of debt repayments (net of issues).

CASH RELATING TO DISCONTINUED OPERATIONS

Cash used in discontinued operations was $54 million in Q2 2004. This consisted mainly of net cash proceeds of $315 million on the sale of our investment in Emergis which were more than offset by the deconsolidation of Emergis’ cash on hand of $375 million at March 31, 2004.
     In the first six months of 2004, cash provided by discontinued operations of $184 million consisted mainly of the net cash proceeds of $315 million on the sale of our investment in Emergis which were partly offset by the deconsolidation of Emergis’ cash on hand of $137 million at December 31, 2003.

CREDIT RATINGS On June 14, 2004, Standard & Poor’s (S&P) upgraded BCE Inc.’s preferred shares rating. The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at August 3, 2004.

		BCE Inc.			Bell Canada

	S&P	DBRS	Moody’s	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (low) / stable	P-2 / stable	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / stable
Extendable commercial notes	A-1 (mid) / stable	R-1 (low) / stable	–	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A- / stable	A / stable	Baa-1 / stable	A / stable	A (high) / stable	A-3 / stable
Preferred shares	P-2 (high) / stable	Pfd-2 / stable	–	P-2 (high) / stable	Pfd-2 (high) /stable	–

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
     Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2003 MD&A, except for those listed below.

Settlement with MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in Q2 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting interest in MTS has been waived after the receipt of the $75 million payment a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

22     2004 Quarterly Report     Bell Canada Enterprises

     Effective June 2004, we account for our investment in MTS using the cost method, since we no longer have significant influence over the strategic decisions of MTS. As a result of this change, income from MTS will reflect dividends received rather than our interest in MTS’s net earnings. On June 30, 2004, the carrying value of our investment in MTS was $365 million and the fair market value based on the closing price of the common shares of MTS on the TSX was $618 million.
     On August 1, 2004, as a result of certain corporate reorganization steps, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of these transactions was to ensure that gains expected to be realized on the sale of the MTS shares will be sheltered by available capital loss carryforwards at BCE Inc.

Agreement to purchase Canadian assets of 360networks
In May 2004, Bell Canada announced an agreement to purchase the Canadian assets of 360networks for $275 million in cash. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in Western Canada, and has an agreement to sell the retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to this Eastern customer base for a share of future revenues. The transaction is expected to close late in Q3 2004 or early in Q4 2004, subject to all terms and conditions under the purchase contract being met.

Sale of remaining interest in the directories business
On July 21, 2004, Bell Canada sold its remaining 3.24% interest in the directories business for net cash proceeds of $123 million. This resulted in a gain on sale of $108 million. The taxes payable on this transaction will be sheltered by available capital loss carryforwards.

Acquisition of 40% interest in Bell West
On August 3, 2004, Bell Canada completed the acquisition of MTS’s 40% interest in Bell West for $645 million in cash. Bell Canada now owns 100% of Bell West.

Voluntary employee departure program
In June 2004, Bell Canada announced a voluntary employee departure program. The program consists of two phases, the first being a voluntary early retirement plan and the second, a voluntary departure plan. Under both plans, employees who volunteer can elect to receive cash benefits. The total cash requirements, most of which are expected to be incurred in Q4 2004 and Q1 2005, will depend largely on the number of employees who will volunteer under each plan, which is currently not determinable.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

This section provides a description of recent developments in certain of the legal proceedings involving BCE described in the BCE 2003 AIF as subsequently updated in BCE Inc.’s 2004 First Quarter MD&A dated May 4, 2004 (BCE 2004 First Quarter MD&A).

LAWSUITS RELATED TO TELEGLOBE

Teleglobe unsecured creditor lawsuit
On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors.
     The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, misrepresentation by BCE Inc. and breach, and aiding and abetting breaches, of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences and it intends to vigorously defend its position.

23     2004 Quarterly Report     Bell Canada Enterprises

LAWSUITS RELATED TO BELL CANADA INTERNATIONAL

BCI common shareholders lawsuits
As indicated in the BCE 2003 AIF, an appeal to the Ontario Court of Appeal was filed in March 2004 by the plaintiffs in two lawsuits seeking damages from BCE Inc. and Bell Canada International Inc. (BCI) in connection with the issue of BCI common shares under BCI’s recapitalization plan and the implementation of BCI’s plan of arrangement. These lawsuits had been dismissed on January 5, 2004 by the Ontario Superior Court of Justice as failing to disclose a reasonable cause of action against BCE Inc. or BCI, and abused the process of the court, and ordering that neither of the two plaintiffs may amend his statement of claim to bring these lawsuits before the court again. The appeal was heard on July 12, 2004, and on July 23, 2004 the Ontario Court of Appeal issued its decision and reasons, upholding the lower court’s decision and dismissing the lawsuits as failing to disclose a reasonable cause of action. Thus, the appeals were dismissed (with costs against plaintiffs). Any further appeal, which would go to the Supreme Court of Canada, requires the permission of the Supreme Court. Plaintiffs have 60 days from August 1, 2004 to seek leave to appeal.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations, cash flows or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we are currently not aware of.
     In the BCE 2004 First Quarter MD&A, we provided a detailed review of the risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;
  our ability to complete on a timely basis, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network;
  our ability to increase the number of customers who buy multiple products;
  our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction;
  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is anticipated to increase following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results;
  the outcome of the review by the Canadian government of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings;

24     2004 Quarterly Report     Bell Canada Enterprises

  the ability to improve productivity and contain capital intensity while maintaining quality of services;
  the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;
  the availability and cost of capital required to implement our financing plans and fund capital and other expenditures;
  our ability to retain major customers;
  our ability to find suitable companies to acquire or to partner with;
  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the Canadian Radio-television and Telecommunications Commission (CRTC) affecting our ability to compete effectively;
  the risk of litigation should BCE stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;
  the risk of low returns on pension plan assets;
  our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;
  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;
  launch and in-orbit risks, including the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services; and
  stock market volatility.

     For a more complete description of the risks that could affect our business, please see the BCE 2004 First Quarter MD&A filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 6-K (available on EDGAR at www.sec.gov).
     Please refer to the BCE 2003 AIF filed by BCE Inc. with the Canadian securities commissions and with the SEC under Form 40-F for a detailed description of:

  the principal legal proceedings involving BCE;
  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

     Please see Recent Developments in Legal Proceedings in this MD&A and in the BCE 2004 First Quarter MD&A for a description of recent developments, since the BCE 2003 AIF, in the principal legal proceedings involving us.
     In addition, please see Updates to the Description of Risks below and Risks that could affect certain BCE group companies – Bell Canada companies – Changes to wireline regulations in the BCE 2004 First Quarter MD&A for a description of recent developments, since the BCE 2003 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

UPDATES TO THE DESCRIPTION OF RISKS

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 18 to 31 of the BCE 2004 First Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the BCE 2004 First Quarter MD&A.

25     2004 Quarterly Report     Bell Canada Enterprises

RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES

INCREASING COMPETITION

On June 4, 2004, MTS, an established incumbent local exchange carrier, merged with Allstream creating a larger integrated and a new national competitor potentially leading to increased competition in our markets.

RENEGOTIATING LABOUR AGREEMENTS

The collective agreement between Bell Canada and the CEP, representing approximately 7,100 technicians, is expired. On July 12, 2004, the CEP informed Bell Canada that its technicians rejected Bell Canada’s offer of June 17, 2004 to renew the collective agreement. On July 20, 2004, Bell Canada tabled a revised offer and on July 22, 2004 the CEP informed Bell Canada that it would submit Bell Canada’s revised offer to a vote by its members. Although the CEP leadership recommended rejection of Bell Canada’s revised offer, the members will vote on this offer between July 26 and August 12, 2004. The results of the vote will be announced on August 16, 2004. Should the members reject Bell Canada’s July 20 offer, a strike could ensue. Although Bell Canada has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Bell Canada’s customers would not be adversely affected should a strike occur. A strike by Bell Canada’s technicians could negatively impact Bell Canada’s financial results.
     On April 23, 2004, the unionized workforce of approximately 4,300 employees of Aliant Telecom Inc. (a wholly-owned subsidiary of Aliant) represented by the Council of Atlantic Telecommunication Unions started a strike. It is not currently possible to determine the duration of the strike. Should the strike continue for a longer period, even though Aliant has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Aliant’s customers will not be adversely affected during the strike. The labour disruption at Aliant has already negatively impacted its 2004 second quarter financial results and may, depending on the strike’s duration, continue to adversely affect Aliant’s financial results.

RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES

BELL CANADA COMPANIES

Changes to Wireline Regulations
Second Price Cap decision
 On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expansion of its broadband services to certain areas;
  rate reductions for certain optional local services; and
  implementation of the network upgrades required to support Bell Canada’s High Probability of Call Completion feature that would allow designated calls on the Bell Canada network to have a higher probability of completion under normal network loads as well as when the Public Switched Telephone Network is busy and experiencing call blocking conditions.

     Should the CRTC not accept Bell Canada’s proposals, there is a risk that the funds in the deferral account could be used in a way that could have a negative financial effect on Bell Canada.

Licences for Broadcasting
 Bell Canada has applied to the CRTC for licences to operate broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada has proposed that it be licensed under the same terms and conditions as apply to major cable operators. Under the

26     2004 Quarterly Report     Bell Canada Enterprises

Broadcasting Act, the CRTC must hold a public hearing prior to issuance of a broadcasting licence. The hearing is currently scheduled to take place on August 9, 2004. Cable operators are seeking delays to the licensing and other conditions that would inhibit Bell Canada’s ability to compete with them.

TELESAT

Anik F2
On July 17, 2004, Telesat successfully launched Anik F2, which is expected to enter commercial service, following commissioning and testing, in October 2004. Telesat is currently leasing a satellite to cover a number of delays related to the satellite’s construction and launch and a potential delay in commissioning. In addition, Telesat is making arrangements for the use of another satellite to cover a potential further delay in commissioning or a potential failure of Anik F2 during the commissioning and testing phase. Such a delay or failure could require Telesat to refund prepayments to customers ($223 million at June 30, 2004) and result in additional costs. Telesat currently has three years of in-orbit insurance coverage for approximately 70% of Anik F2’s book value. In the event of a failure of the satellite, the after-tax accounting loss is estimated at $105-$110 million.

Anik F3
Telesat has signed a contract with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Anik F3 satellite. Anik F3 is expected to be available for service in the second half of 2006. There is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the Anik F3 satellite, or that if it does obtain coverage, that it will be for the full value of the satellite or at a favourable rate.

BCE Emergis
In June 2004, BCE Inc. completed the sale of its entire interest in Emergis and, accordingly, Emergis’ operating risks are no longer relevant.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2003 MD&A.
     We have not had any changes in the accounting standards or our accounting policies other than those described in the BCE 2003 MD&A.

27     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Financial Statements Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in $ millions, except share amounts) (unaudited)	2004	2003	2004	2003

Operating revenues	4,782	4,673	9,423	9,292

Operating expenses	(2,829)	(2,778)	(5,626)	(5,624)
Amortization expense	(769)	(774)	(1,536)	(1,524)
Net benefit plans cost (Note 4)	(65)	(43)	(128)	(85)
Restructuring and other items (Note 5)	(14)	–	(17)	–

Total operating expenses	(3,677)	(3,595)	(7,307)	(7,233)

Operating income	1,105	1,078	2,116	2,059
Other income	24	2	60	47
Interest expense	(253)	(289)	(505)	(569)

Pre-tax earnings from continuing operations	876	791	1,671	1,537
Income taxes	(293)	(268)	(555)	(506)
Non-controlling interest	(39)	(57)	(87)	(99)

Earnings from continuing operations	544	466	1,029	932
Discontinued operations (Note 6)	27	12	30	19

Net earnings	571	478	1,059	951
Dividends on preferred shares	(17)	(17)	(35)	(32)
Premium on redemption of preferred shares	–	–	–	(7)

Net earnings applicable to common shares	554	461	1,024	912

Net earnings per common share – basic
Continuing operations	0.57	0.49	1.08	0.98
Discontinued operations	0.03	0.01	0.03	0.02
Net earnings	0.60	0.50	1.11	1.00
Net earnings per common share – diluted
Continuing operations	0.57	0.49	1.08	0.98
Discontinued operations	0.03	0.01	0.03	0.02
Net earnings	0.60	0.50	1.11	1.00
Dividends per common share	0.30	0.30	0.60	0.60
Average number of common shares outstanding – basic (millions)	924.3	919.3	924.2	918.2

Consolidated Statements of Deficit

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2004	2003	2004	2003

Balance at beginning of period, as previously reported	(5,645)	(6,258)	(5,830)	(6,435)
Accounting policy change for asset retirement obligations (Note 1)	–	(7)	(7)	(7)

Balance at beginning of period, as restated	(5,645)	(6,265)	(5,837)	(6,442)
Net earnings	571	478	1,059	951
Dividends declared on common shares	(278)	(276)	(555)	(551)
Dividends declared on preferred shares	(17)	(17)	(35)	(32)
Premium on redemption of preferred shares	–	–	–	(7)
Other	1	(6)	–	(5)

Balance at end of period	(5,368)	(6,086)	(5,368)	(6,086)

28     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Balance Sheets

	June 30	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	577	585
Accounts receivable	2,292	2,061
Other current assets	900	739
Current assets of discontinued operations	8	280

Total current assets	3,777	3,665
Capital assets	20,995	21,114
Other long-term assets	3,609	3,459
Indefinite-life intangible assets	2,910	2,910
Goodwill	7,987	7,761
Non-current assets of discontinued operations	50	511

Total assets	39,328	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,648	3,534
Debt due within one year	1,030	1,519
Current liabilities of discontinued operations	–	285

Total current liabilities	4,678	5,338
Long-term debt	12,492	12,381
Other long-term liabilities	4,884	4,705
Non-current liabilities of discontinued operations	–	20

Total liabilities	22,054	22,444

Non-controlling interest	3,203	3,403

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,757	16,749
Contributed surplus	1,043	1,037
Deficit	(5,368)	(5,837)
Currency translation adjustment	(31)	(46)

Total common shareholders’ equity	12,401	11,903

Total shareholders’ equity	14,071	13,573

Total liabilities and shareholders’ equity	39,328	39,420

29     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2004	2003	2004	2003

Cash flows from operating activities
Earnings from continuing operations	544	466	1,029	932
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	769	774	1,536	1,524
Net benefit plans cost	65	43	128	85
Future income taxes	33	99	87	77
Non-controlling interest	39	57	87	99
Contributions to employee pension plans	(27)	(21)	(56)	(27)
Other employee benefit plan payments	(22)	(21)	(46)	(42)
Other	(20)	(85)	21	(36)
Changes in non-cash working capital	(257)	75	(402)	(60)

	1,124	1,387	2,384	2,552

Cash flows from investing activities
Capital expenditures	(826)	(706)	(1,507)	(1,297)
Business acquisitions	(247)	(7)	(306)	(70)
Business dispositions	–	–	16	–
Decrease (increase) in investments accounted for under the cost and equity methods	(8)	(1)	(2)	6
Other	116	(44)	135	(86)

	(965)	(758)	(1,664)	(1,447)

Cash flows from financing activities
Decrease in notes payable and bank advances	(69)	(55)	(50)	(169)
Issue of long-term debt	74	72	1,400	1,864
Repayment of long-term debt	(718)	(1,457)	(1,652)	(1,817)
Issue of common shares	4	4	8	9
Issue of preferred shares	–	–	–	510
Redemption of preferred shares	–	–	–	(357)
Issue of equity securities by subsidiaries to non-controlling interest	–	16	7	89
Redemption of equity securities by subsidiaries from non-controlling interest	(17)	(16)	(60)	(35)
Cash dividends paid on common shares	(277)	(254)	(554)	(511)
Cash dividends paid on preferred shares	(21)	(14)	(43)	(25)
Cash dividends paid by subsidiaries to non-controlling interest	(47)	(55)	(89)	(99)
Other	32	(59)	(16)	(61)

	(1,039)	(1,818)	(1,049)	(602)

Cash provided by (used in) continuing operations	(880)	(1,189)	(329)	503
Cash provided by (used in) discontinued operations	(54)	(3)	184	(13)

Net increase (decrease) in cash and cash equivalents	(934)	(1,192)	(145)	490
Cash and cash equivalents at beginning of period	1,511	1,988	722	306

Cash and cash equivalents at end of period	577	796	577	796

Consists of:
Cash and cash equivalents of continuing operations	577	684	577	684
Cash and cash equivalents of discontinued operations	–	112	–	112

Total	577	796	577	796

30     2004 Quarterly Report     Bell Canada Enterprises

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2003, on pages 64 to 101 of BCE Inc.’s 2003 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Notes to Consolidated Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Comparative figures
We have reclassified some of the figures for the comparative period in the consolidated financial statements to make them consistent with the current period’s presentation.
     We have restated financial information for previous periods to reflect:

  the adoption of section 3110 of the CICA Handbook, Asset retirement obligations, effective January 2004, as described below the change in classification to discontinued operations for BCE Emergis Inc. (Emergis) and other minor business dispositions.

Change in accounting policy
Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. The impact on our consolidated statements of operations for the three months and six months ended June 30, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  an increase of $7 million in the deficit.

Stock-based compensation plans
Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used. We record compensation expense for each RSU granted equal to the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change will be recognized in the period of the change. Subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash at the option of the holder.

NOTE 2. SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.

31     2004 Quarterly Report     Bell Canada Enterprises

NOTE 2. SEGMENTED INFORMATION (continued)

		Three months		Six months
For the period ended June 30		2004	2003	2004	2003

Operating revenues
Consumer	External	1,846	1,757	3,659	3,475
	Inter-segment	12	11	24	22

		1,858	1,768	3,683	3,497

Business	External	1,385	1,374	2,739	2,726
	Inter-segment	56	78	137	145

		1,441	1,452	2,876	2,871

Aliant	External	490	480	954	944
	Inter-segment	36	37	76	74

		526	517	1,030	1,018

Other Bell Canada	External	421	477	859	997
	Inter-segment	47	40	83	72

		468	517	942	1,069

Inter-segment eliminations – Bell Canada		(121)	(124)	(253)	(242)

Bell Canada		4,172	4,130	8,278	8,213

Other BCE	External	640	585	1,212	1,150
	Inter-segment	85	79	167	154

		725	664	1,379	1,304

Inter-segment eliminations – Other		(115)	(121)	(234)	(225)

Total operating revenues		4,782	4,673	9,423	9,292

Operating income
Consumer		560	503	1,086	996
Business		227	199	468	389
Aliant		92	122	174	203
Other Bell Canada		138	144	249	306

Bell Canada		1,017	968	1,977	1,894
Other BCE		88	110	139	165

Total operating income		1,105	1,078	2,116	2,059
Other income		24	2	60	47
Interest expense		(253)	(289)	(505)	(569)
Income taxes		(293)	(268)	(555)	(506)
Non-controlling interest		(39)	(57)	(87)	(99)

Earnings from continuing operations		544	466	1,029	932

32     2004 Quarterly Report     Bell Canada Enterprises

The consolidated statements of operations include the results of acquired businesses from the day they were acquired.

NOTE 3. BUSINESS ACQUISITIONS

During the first six months of 2004, we made a number of business acquisitions, which included:

  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding common shares of Infostream, which is a systems and storage technology firm providing networking solutions for VoIP, storage area networks and network management.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets required to carry on the business of Charon which is a full-service information technology (IT) solutions provider specializing in server based computing, systems integration, IT security, software development and IT consulting.
  Our 28.9% proportionate share of CGI’s acquisition of American Management Systems Incorporated (AMS) – In May 2004, CGI acquired 100% of the outstanding common shares of AMS. AMS is a business and technology consulting firm to government, healthcare, financial services and telecommunications industries.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix which offers technology consulting, integration and implementation service of call routing and management systems, IT application integration and design and implementation of electronic voice-driven response systems.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel) – In February 2004, Bell Canada acquired 100% of the outstanding common shares of Accutel, which provides teleconferencing services.

     The table below provides a summary of the consideration received and the consideration given for all business acquisitions made during the first six months of 2004. In all cases, the purchase price allocation was based on estimates. The final purchase price allocation for each business acquisition is expected to be completed within twelve months from the acquisition date. Of the goodwill acquired:

  $120 million relates to the Business segment and $137 million relates to the Other BCE segment
  $18 million is deductible for tax purposes.

	BCE’s proportionate share of AMS	All other business acquisitions	Total

Consideration received:
Non-cash working capital	(76)	9	(67)
Capital assets	97	15	112
Other long-term assets	10	–	10
Goodwill	137	120	257
Long-term debt	–	(2)	(2)

	168	142	310
Cash and cash equivalents (bank indebtedness) at acquisition	20	(3)	17

Net assets acquired	188	139	327

Consideration given:
Cash	182	134	316
Acquisition costs	6	1	7
Future cash payment	–	4	4

	188	139	327

33     2004 Quarterly Report     Bell Canada Enterprises

NOTE 4. EMPLOYEE BENEFIT PLANS The table below shows the components of the net benefit plans cost.

		Three months				Six months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended June 30	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	64	55	8	7	124	111	16	15
Interest cost on accrued benefit obligation	202	190	26	26	403	378	52	52
Expected return on plan assets	(240)	(233)	(3)	(3)	(477)	(468)	(5)	(5)
Amortization of past service costs	3	3	–	–	5	5	–	–
Amortization of net actuarial losses	8	5	–	–	16	11	–	–
Amortization of transitional (asset) obligation	(11)	(11)	8	8	(22)	(22)	15	15
Increase (decrease) in valuation allowance	–	(3)	–	–	1	(6)	–	–
Other	–	(1)	–	–	–	(1)	–	–

Net benefit plans cost	26	5	39	38	50	8	78	77

The table below shows the amounts we contributed to the pension plans and the payments made to beneficiaries under other employee benefit plans.

		Three months				Six months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended June 30	2004	2003	2004	2003	2004	2003	2004	2003

Aliant	19	14	1	1	38	17	2	2
Bell Canada	4	4	21	20	9	5	44	40
Bell Globemedia	2	1	–	–	5	2	–	–
BCE Inc.	2	2	–	–	4	3	–	–

Total	27	21	22	21	56	27	46	42

NOTE 5. RESTRUCTURING AND OTHER ITEMS

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Settlement with MTS	75	–	75	–
Provision for contract loss	(110)	–	(110)	–
Restructuring charges	21	–	18	–

Restructuring and other items	(14)	–	(17)	–

Settlement with Manitoba Telecom Services Inc. (MTS)
On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream Inc. (Allstream). On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in the second quarter of 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting interest in MTS has been waived after the receipt of the $75 million payment a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

34     2004 Quarterly Report     Bell Canada Enterprises

NOTE 5. RESTRUCTURING AND OTHER ITEMS (continued)

     Effective June 2004, we account for our investment in MTS using the cost method, since we no longer have significant influence over the strategic decisions of MTS. As a result of this change, income from MTS will reflect dividends received rather than our interest in MTS’s net earnings. On June 30, 2004, the carrying value of our investment in MTS was $365 million and the fair market value based on the closing price of the common shares of MTS on the TSX was $618 million.
     On August 1, 2004, as a result of certain corporate reorganization steps, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of these transactions was to ensure that gains expected to be realized on the sale of the MTS shares will be sheltered by available capital loss carryforwards at BCE Inc.

Provision for contract loss
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. Based on our current cost estimates, we recorded a provision of $110 million for this contract.

Restructuring charges
The credit relates primarily to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.

NOTE 6. DISCONTINUED OPERATIONS

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Emergis	24	7	27	13
Other	3	5	3	6

Net gain from discontinued operations	27	12	30	19

The table below provides a summarized statement of operations for the discontinued operations.

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Revenue	41	263	128	521

Operating gain (loss) from discontinued operations, before tax	(55)	23	(52)	43
Gain from discontinued operations, before tax	68	11	74	11
Income tax expense on operating gain	(4)	(4)	(11)	(11)
Income tax expense on gain	(3)	(3)	(3)	(3)
Non-controlling interest	21	(15)	22	(21)

Net gain from discontinued operations	27	12	30	19

Emergis provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically.

The Security business provides organizations with the security infrastructure for their electronic service delivery.

Sale of Emergis
In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis. In June 2004, BCE completed the sale of its interest in Emergis by way of a public secondary offering.
     In June 2004, Bell Canada paid $49 million to Emergis for the purchase of Emergis’ Security business and the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004 as well as the transfer of related intellectual property to Bell Canada.
     These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and $49 million consideration given to Emergis). The gain on the transaction was $62 million.
     The operating loss in the second quarter of 2004 includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. and Bell Canada.
     Emergis was presented previously in the Other BCE segment.

35     2004 Quarterly Report     Bell Canada Enterprises

NOTE 7. STOCK-BASED COMPENSATION PLANS

RSUs

Number of RSUs

Outstanding, January 1, 2004	–
Granted	1,850,249
Expired/forfeited	(30,182)

Outstanding, June 30, 2004	1,820,067

For the three months and six months ended June 30, 2004, we recorded compensation expense of $4 million and $10 million, respectively.

BCE Inc. stock options
The table below is a summary of the status of BCE Inc.’s stock option programs.

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2004	24,795,545	$32
Granted	5,449,776	$30
Exercised	(432,833)	$15
Expired/forfeited	(722,402)	$34

Outstanding, June 30, 2004	29,090,086	$32

Exercisable, June 30, 2004	14,634,190	$33

Teleglobe stock options
The table below is a summary of the status of Teleglobe’s stock option programs.

	Number of BCE Inc. shares	Weighted average exercise price

Outstanding, January 1, 2004	955,175	$21
Exercised	(50,572)	$18
Expired/forfeited	(17,860)	$43

Outstanding and exercisable, June 30, 2004	886,743	$22

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	Three months		Six months
For the period ended June 30	2004	2003	2004	2003

Compensation expense ($ millions)	8	4	14	12
Number of stock options granted	55,000	167,000	5,449,776	5,518,051
Weighted average fair value per option granted ($)	3	6	3	6
Weighted average assumptions
Dividend yield	4.3%	3.7%	4.0%	3.6%
Expected volatility	26%	30%	27%	30%
Risk-free interest rate	3.3%	3.5%	3.1%	4.1%
Expected life (years)	3.5	4.5	3.5	4.5

Starting in 2004, all stock options granted contain specific performance targets that must be met in order to trigger any payments. This is reflected in the calculation of the weighted average fair value per option granted.

36     2004 Quarterly Report     Bell Canada Enterprises

NOTE 8. COMMITMENTS AND CONTINGENCIES

Agreement to purchase Canadian assets of 360networks Corporation
In May 2004, Bell Canada announced an agreement to purchase the Canadian assets of 360networks Corporation for $275 million in cash. The purchase includes the assets of 360networks’ subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in Western Canada, and has an agreement to sell the retail customer operations and certain assets in Eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to this Eastern customer base for a share of future revenues. The transaction is expected to close late in the third quarter of 2004 or early in the fourth quarter of 2004, subject to all terms and conditions under the purchase contract being met.

Litigation

Teleglobe unsecured creditors lawsuit
On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors.
     The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, misrepresentation by BCE Inc. and breach, and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

NOTE 9. SUBSEQUENT EVENTS

Sale of remaining interest in the directories business
On July 21, 2004, Bell Canada sold its remaining 3.24% interest in the directories business for net cash proceeds of $123 million. This resulted in a gain on sale of $108 million. The taxes payable on this transaction will be sheltered by available capital loss carryforwards.

Acquisition of 40% interest in Bell West
On August 3, 2004, Bell Canada completed the acquisition of MTS’s 40% interest in Bell West for $645 million in cash. Bell Canada now owns 100% of Bell West. The carrying value of the non-controlling interest in Bell West is approximately $270 million. The excess of the purchase price over the carrying value will be allocated to goodwill, subject to completion of the purchase price allocation. The goodwill is not deductible for tax purposes and will be included in the Business segment. We expect to complete the final purchase price allocation within twelve months from the acquisition date.

Voluntary employee departure program
In June 2004, Bell Canada announced a two-phase voluntary employee departure program. The first phase is a voluntary early retirement plan, whereby eligible employees can elect to receive a package that includes a cash allowance, immediate pension, additional guaranteed temporary pension payable up to 65 years of age, career transition services and post-retirement benefits. The second phase is a voluntary departure plan, whereby employees can elect to receive a special cash allowance. We will record an expense in the third quarter of 2004, as employees volunteer under the plans. The total expense will depend largely on the number of employees who will volunteer under each plan, which is currently not determinable.

37     2004 Quarterly Report     Bell Canada Enterprises

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail: bcecomms@bce.ca tel:1 888 932-6666 fax: (514) 870-4385

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s Web site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970	For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
 tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA 04-08 BCE-2E

For further information, contact
BCE Investor Relations

Sophie Argiriou
514-786-8145
sophie.argiriou@bell.ca
George Walker
514-870-2488
george.walker@bell.ca
Roland Ribotti
514-870-9034
roland.ribotti@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

($ millions, except per share amounts)	Q2 2004	Q2 2003	$ change	% change		YTD June 2004	YTD June 2003	$ change	% change

Operating revenues	4,782	4,673	109	2.3%		9,423	9,292	131	1.4%
Operating expenses	(2,829)	(2,778)	(51)	(1.8%	)	(5,626)	(5,624)	(2)	(0.0%	)

EBITDA(2)	1,953	1,895	58	3.1%		3,797	3,668	129	3.5%
EBITDA margin	40.8%	40.6%		0.2 pts		40.3%	39.5%		0.8 pts
Amortization expense	(769)	(774)	5	0.6%		(1,536)	(1,524)	(12)	(0.8%	)
Net benefit plans cost	(65)	(43)	(22)	(51.2%	)	(128)	(85)	(43)	(50.6%	)
Restructuring and other items	(14)	-	(14)	n.m.		(17)	-	(17)	n.m.

Operating income	1,105	1,078	27	2.5%		2,116	2,059	57	2.8%
Other income	24	2	22	n.m.		60	47	13	27.7%
Interest expense	(253)	(289)	36	12.5%		(505)	(569)	64	11.2%

Pre-tax earnings from continuing operations	876	791	85	10.7%		1,671	1,537	134	8.7%
Income taxes	(293)	(268)	(25)	(9.3%	)	(555)	(506)	(49)	(9.7%	)
Non-controlling interest	(39)	(57)	18	31.6%		(87)	(99)	12	12.1%

Earnings from continuing operations	544	466	78	16.7%		1,029	932	97	10.4%
Discontinued operations	27	12	15	n.m.		30	19	11	57.9%

Net earnings	571	478	93	19.5%		1,059	951	108	11.4%
Dividends on preferred shares	(17)	(17)	-	0.0%		(35)	(32)	(3)	(9.4%	)
Premium on redemption of preferred shares	-	-	-	n.m.		-	(7)	7	n.m.

Net earnings applicable to common shares	554	461	93	20.2%		1,024	912	112	12.3%

Net earnings per common share - basic
Continuing operations	$0.57	$0.49	$0.08	16.3%		$1.08	$0.98	$0.10	10.2%
Discontinued operations	$0.03	$0.01	$0.02	n.m.		$0.03	$0.02	$0.01	50.0%
Net earnings	$0.60	$0.50	$0.10	20.0%		$1.11	$1.00	$0.11	11.0%
Net earnings per common share - diluted
Continuing operations	$0.57	$0.49	$0.08	16.3%		$1.08	$0.98	$0.10	10.2%
Discontinued operations	$0.03	$0.01	$0.02	n.m.		$0.03	$0.02	$0.01	50.0%
Net earnings	$0.60	$0.50	$0.10	20.0%		$1.11	$1.00	$0.11	11.0%
Dividends per common share	$0.30	$0.30	$-	0.0%		$0.60	$0.60	$-	0.0%
Average number of common shares outstanding - basic (millions)	924.3	919.3				924.2	918.2

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Discontinued operations	31	—	38	—
Restructuring and other items	16	—	15	—

Total	47	—	53	—
Impact on net earnings per share	$0.05	$—	$0.06	$—

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 2

BCE Consolidated(1)
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts)	YTD 2004	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Operating revenues	9,423	4,782	4,641	18,737	4,818	4,627	4,673	4,619
Operating expenses	(5,626)	(2,829)	(2,797)	(11,327)	(2,971)	(2,732)	(2,778)	(2,846)

EBITDA (2)	3,797	1,953	1,844	7,410	1,847	1,895	1,895	1,773
EBITDA margin	40.3%	40.8%	39.7%	39.5%	38.3%	41.0%	40.6%	38.4%
Amortization expense	(1,536)	(769)	(767)	(3,100)	(775)	(801)	(774)	(750)
Net benefit plans cost	(128)	(65)	(63)	(175)	(46)	(44)	(43)	(42)
Restructuring and other items	(17)	(14)	(3)	(14)	(13)	(1)	-	-

Operating income	2,116	1,105	1,011	4,121	1,013	1,049	1,078	981
Other income	60	24	36	175	127	1	2	45
Interest expense	(505)	(253)	(252)	(1,105)	(266)	(270)	(289)	(280)

Pre-tax earnings from continuing operations	1,671	876	795	3,191	874	780	791	746
Income taxes	(555)	(293)	(262)	(1,119)	(331)	(282)	(268)	(238)
Non-controlling interest	(87)	(39)	(48)	(201)	(57)	(45)	(57)	(42)

Earnings from continuing operations	1,029	544	485	1,871	486	453	466	466
Discontinued operations	30	27	3	(56)	(86)	11	12	7

Net earnings	1,059	571	488	1,815	400	464	478	473
Dividends on preferred shares	(35)	(17)	(18)	(64)	(14)	(18)	(17)	(15)
Premium on redemption of preferred shares	-	-	-	(7)	-	-	-	(7)

Net earnings applicable to common shares	1,024	554	470	1,744	386	446	461	451

Net earnings per common share - basic
Continuing operations	$1.08	$0.57	$0.51	$1.96	$0.50	$0.48	$0.49	$0.49
Discontinued operations	$0.03	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Net earnings	$1.11	$0.60	$0.51	$1.90	$0.41	$0.49	$0.50	$0.50
Net earnings per common share - diluted
Continuing operations	$1.08	$0.57	$0.51	$1.95	$0.50	$0.47	$0.49	$0.49
Discontinued operations	$0.03	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Net earnings	$1.11	$0.60	$0.51	$1.89	$0.41	$0.48	$0.50	$0.50
Dividends per common share	$0.60	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	924.2	924.3	924.1	920.3	923.4	921.5	919.3	917.1

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	-	-	-	84	84	-	-	-
Discontinued operations	38	31	7	(86)	(94)	8	-	-
Restructuring and other items	15	16	(1)	(3)	(9)	6	-	-

Total	53	47	6	(5)	(19)	14	-	-
Impact on net earnings per share	$0.06	$0.05	$0.01	$-	$(0.01)	$0.01	$-	$-

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 3

BCE Consolidated(1)
Segmented Data

($ millions, except where otherwise indicated)	Q2 2004	Q2 2003	$ change	% change		YTD June 2004	YTD June 2003	$ change	% change

Revenues
Consumer	1,858	1,768	90	5.1%		3,683	3,497	186	5.3%
Business	1,441	1,452	(11)	(0.8%	)	2,876	2,871	5	0.2%
Aliant	526	517	9	1.7%		1,030	1,018	12	1.2%
Other Bell Canada	468	517	(49)	(9.5%	)	942	1,069	(127)	(11.9%	)
Inter-segment eliminations	(121)	(124)	3	2.4%		(253)	(242)	(11)	(4.5%	)

Total Bell Canada	4,172	4,130	42	1.0%		8,278	8,213	65	0.8%
Other BCE
Bell Globemedia	371	357	14	3.9%		713	692	21	3.0%
Advertising	277	259	18	6.9%		526	494	32	6.5%
Subscriber	74	75	(1)	(1.3%	)	148	149	(1)	(0.7%	)
Production and Sundry	20	23	(3)	(13.0%	)	39	49	(10)	(20.4%	)
Telesat	85	83	2	2.4%		169	162	7	4.3%
CGI	251	211	40	19.0%		468	427	41	9.6%
Other	18	13	5	38.5%		29	23	6	26.1%

Total Other BCE	725	664	61	9.2%		1,379	1,304	75	5.8%
Inter-segment eliminations	(115)	(121)	6	5.0%		(234)	(225)	(9)	(4.0%	)

Total revenues	4,782	4,673	109	2.3%		9,423	9,292	131	1.4%

Operating income
Consumer	560	503	57	11.3%		1,086	996	90	9.0%
Business	227	199	28	14.1%		468	389	79	20.3%
Aliant	92	122	(30)	(24.6%	)	174	203	(29)	(14.3%	)
Other Bell Canada	138	144	(6)	(4.2%	)	249	306	(57)	(18.6%	)

Total Bell Canada	1,017	968	49	5.1%		1,977	1,894	83	4.4%
Other BCE
Bell Globemedia	74	62	12	19.4%		114	81	33	40.7%
Telesat	34	31	3	9.7%		65	63	2	3.2%
CGI	25	24	1	4.2%		46	46	-	0.0%
Other	(45)	(7)	(38)	n.m.		(86)	(25)	(61)	n.m.

Total Other BCE	88	110	(22)	(20.0%	)	139	165	(26)	(15.8%	)

Total Operating income	1,105	1,078	27	2.5%		2,116	2,059	57	2.8%

Capital expenditures(3)
Consumer	354	287	(67)	(23.3%	)	616	495	(121)	(24.4%	)
Business	258	229	(29)	(12.7%	)	455	422	(33)	(7.8%	)
Aliant	45	73	28	38.4%		130	144	14	9.7%
Other Bell Canada	58	70	12	17.1%		104	132	28	21.2%

Total Bell Canada	715	659	(56)	(8.5%	)	1,305	1,193	(112)	(9.4%	)
Other BCE
Telesat	88	16	(72)	n.m.		153	52	(101)	n.m.
Other	23	31	8	25.8%		49	52	3	5.8%

Total capital expenditures	826	706	(120)	(17.0%	)	1,507	1,297	(210)	(16.2%	)

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 4

BCE Consolidated(1)
Segmented Data — Historical Trend

($ millions, except where otherwise indicated)	YTD 2004	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues Consumer	3,683	1,858	1,825	7,203	1,868	1,838	1,768	1,729
Business	2,876	1,441	1,435	5,827	1,516	1,440	1,452	1,419
Aliant	1,030	526	504	2,059	527	514	517	501
Other Bell Canada	942	468	474	2,015	468	478	517	552
Inter-segment eliminations	(253)	(121)	(132)	(490)	(133)	(115)	(124)	(118)

Total Bell Canada	8,278	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Other BCE
Bell Globemedia	713	371	342	1,363	375	296	357	335
Advertising	526	277	249	978	283	201	259	235
Subscriber	148	74	74	291	69	73	75	74
Production and Sundry	39	20	19	94	23	22	23	26
Telesat	169	85	84	345	99	84	83	79
CGI	468	251	217	838	208	203	211	216
Other	29	18	11	51	15	13	13	10

Total Other BCE	1,379	725	654	2,597	697	596	664	640
Inter-segment eliminations	(234)	(115)	(119)	(474)	(125)	(124)	(121)	(104)

Total revenues	9,423	4,782	4,641	18,737	4,818	4,627	4,673	4,619

Operating income
Consumer	1,086	560	526	2,019	471	552	503	493
Business	468	227	241	781	199	193	199	190
Aliant	174	92	82	415	108	104	122	81
Other Bell Canada	249	138	111	621	152	163	144	162

Total Bell Canada	1,977	1,017	960	3,836	930	1,012	968	926
Other BCE
Bell Globemedia	114	74	40	167	66	20	62	19
Telesat	65	34	31	124	33	28	31	32
CGI	46	25	21	91	22	23	24	22
Other	(86)	(45)	(41)	(97)	(38)	(34)	(7)	(18)

Total Other BCE	139	88	51	285	83	37	110	55

Total Operating Income	2,116	1,105	1,011	4,121	1,013	1,049	1,078	981

Capital expenditures (3)
Consumer	616	354	262	1,287	485	307	287	208
Business	455	258	197	936	286	228	229	193
Aliant	130	45	85	333	97	92	73	71
Other Bell Canada	104	58	46	336	123	81	70	62

Total Bell Canada	1,305	715	590	2,892	991	708	659	534
Other BCE
Telesat	153	88	65	159	43	64	16	36
Other	49	23	26	116	45	19	31	21

Total capital expenditures	1,507	826	681	3,167	1,079	791	706	591

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 5

BCE Consolidated(1)
Consolidated Balance Sheet Data

($ millions, except where otherwise indicated)	June 30 2004	March 31 2004	December 31 2003

ASSETS
Current assets
Cash and cash equivalents	577	1,135	585
Accounts receivable	2,292	2,267	2,061
Other current assets	900	869	739
Current assets of discontinued operations	8	447	280

Total current assets	3,777	4,718	3,665
Capital assets	20,995	20,833	21,114
Other long-term assets	3,609	3,475	3,459
Indefinite-life intangible assets	2,910	2,910	2,910
Goodwill	7,987	7,803	7,761
Non-current assets of discontinued operations	50	310	511

Total assets	39,328	40,049	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,648	3,602	3,534
Debt due within one year	1,030	1,156	1,519
Current liabilities of discontinued operations	-	214	285

Total current liabilities	4,678	4,972	5,338
Long-term debt	12,492	13,112	12,381
Other long-term liabilities	4,884	4,768	4,705
Non-current liabilities of discontinued operations	-	20	20

Total liabilities	22,054	22,872	22,444

Non-controlling interest	3,203	3,385	3,403

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,670

Common shareholders' equity
Common shares	16,757	16,753	16,749
Contributed surplus	1,043	1,045	1,037
Deficit	(5,368)	(5,645)	(5,837)
Currency translation adjustment	(31)	(31)	(46)

Total common shareholders' equity	12,401	12,122	11,903

Total shareholders' equity	14,071	13,792	13,573

Total liabilities and shareholders' equity	39,328	40,049	39,420

Number of common shares outstanding	924.5	924.2	924.0

Key ratios

Net debt : Total Capitalization	42.8%	43.3%	44.0%
Net debt : Trailing 12 month EBITDA	1.72	1.76	1.80
EBITDA : Interest (trailing 12 month)	7.24	6.95	6.71

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 6

BCE Consolidated
Consolidated Cash Flow Data

	Q1	Q1
($ millions, except where otherwise indicated)	2004	2003	$ change

Cash flows from operating activities
Earnings from continuing operations	479	464	15
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	775	762	13
Net benefit plans cost	63	42	21
Future income taxes	61	(20)	81
Non-controlling interest	44	38	6
Contributions to employee benefit plans and other benefit plan payments	(53)	(27)	(26)
Other	40	44	(4)
Change in non-cash working capital	(166)	(146)	(20)

	1,243	1,157	86

Capital expenditures	(688)	(594)	(94)
Other investing items	20	(40)	60
Cash preferred dividends and cash dividends paid by subsidiaries
to non-controlling interest	(64)	(55)	(9)

Free Cash Flow from operations, before common dividends(2)	511	468	43
Cash common dividends	(277)	(257)	(20)

Free Cash Flow from operations, after common dividends(2)	234	211	23
Business acquisitions	(81)	(63)	(18)
Business dispositions	16	-	16
Decrease in investments accounted for under the cost and equity methods	6	7	(1)

Free Cash Flow after investments and divestitures	175	155	20

Other financing activities
Increase (decrease) in notes payable and bank advances	19	(113)	132
Issue of long-term debt	1,326	1,792	(466)
Repayment of long-term debt	(939)	(366)	(573)
Issue of common shares	4	5	(1)
Issue of preferred shares	-	510	(510)
Redemption of preferred shares	-	(357)	357
Issue of equity securities by subsidiaries to non-controlling interest	7	73	(66)
Redemption of equity securities by subsidiaries from non-controlling interest	(43)	(19)	(24)
Other	(48)	(2)	(46)

	326	1,523	(1,197)

Cash provided by continuing operations	501	1,678	(1,177)
Cash provided by discontinued operations	288	4	284

Net increase in cash and cash equivalents	789	1,682	(893)
Cash and cash equivalents at beginning of period	722	306	416

Cash and cash equivalents at end of period	1,511	1,988	(477)
Consists of:
Cash and cash equivalents of continuing operations	1,511	1,941	(430)
Cash and cash equivalents of discontinued operations	-	47	(47)

Total	1,511	1,988	(477)

Other information

Capital expenditures as a percentage of revenues	14.6%	12.7%	(1.9) pts
Cash flow per share(4)	$0.60	$0.61	$(0.01)
Annualized cash flow yield(5)	8.0%	7.6%	0.4 pts
Common dividend payout	58.9%	57.0%	1.9 pts

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	YTD 2004	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Cash flows from operating activities
Earnings from continuing operations	1,029	544	485	1,871	486	453	466	466
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	1,536	769	767	3,100	775	801	774	750
Net benefit plans cost	128	65	63	175	46	44	43	42
Restructuring and other items (non-cash portion)	-	-	-	6	10	(4)	-	-
Net gains on investments	-	-	-	(68)	(100)	32	-	-
Future income taxes	87	33	54	418	207	134	99	(22)
Non-controlling interest	87	39	48	201	57	45	57	42
Contributions to employee benefit plans and other benefit plan payments	(102)	(49)	(53)	(247)	(110)	(68)	(42)	(27)
Other	21	(20)	41	(60)	(18)	(6)	(85)	49
Change in non-cash working capital	(402)	(257)	(145)	572	245	387	75	(135)

	2,384	1,124	1,260	5,968	1,598	1,818	1,387	1,165

Capital expenditures	(1,507)	(826)	(681)	(3,167)	(1,079)	(791)	(706)	(591)
Other investing items	135	116	19	62	(7)	155	(44)	(42)
Cash preferred dividends and cash dividends paid by subsidiaries to non-controlling interest	(132)	(68)	(64)	(245)	(69)	(52)	(69)	(55)

Free Cash Flow from operations, before common dividends(2)	880	346	534	2,618	443	1,130	568	477
Cash common dividends	(554)	(277)	(277)	(1,029)	(259)	(259)	(254)	(257)

Free Cash Flow from operations, after common dividends(2)	326	69	257	1,589	184	871	314	220
Business acquisitions	(306)	(247)	(59)	(115)	(42)	(3)	(7)	(63)
Business dispositions	16	-	16	55	-	55	-	-
Decrease (increase) in investments accounted for under the cost and equity methods	(2)	(8)	6	163	156	1	(1)	7

Free Cash Flow after investments and divestitures	34	(186)	220	1,692	298	924	306	164

Other financing activities
Increase (decrease) in notes payable and bank advances	(50)	(69)	19	(295)	(53)	(73)	(55)	(114)
Issue of long-term debt	1,400	74	1,326	1,986	105	17	72	1,792
Repayment of long-term debt	(1,652)	(718)	(934)	(3,472)	(1,532)	(123)	(1,457)	(360)
Issue of common shares	8	4	4	19	5	5	4	5
Issue of preferred shares	-	-	-	510	-	-	-	510
Redemption of preferred shares	-	-	-	(357)	-	-	-	(357)
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	7	-	7	132	19	24	16	73
Redemption of equity securities by subsidiaries from non-controlling interest	(60)	(17)	(43)	(108)	(34)	(39)	(16)	(19)
Other	(16)	32	(48)	(46)	(41)	56	(59)	(2)

	(363)	(694)	331	(1,631)	(1,531)	(133)	(1,495)	1,528

Cash provided by (used in) continuing operations	(329)	(880)	551	61	(1,233)	791	(1,189)	1,692
Cash provided by (used in) discontinued operations	184	(54)	238	355	338	30	(3)	(10)

Net increase (decrease) in cash and cash equivalents	(145)	(934)	789	416	(895)	821	(1,192)	1,682
Cash and cash equivalents at beginning of period	722	1,511	722	306	1,617	796	1,988	306

Cash and cash equivalents at end of period	577	577	1,511	722	722	1,617	796	1,988

Consists of:
Cash and cash equivalents of continuing operations	577	577	1,135	585	585	1,476	684	1,855
Cash and cash equivalents of discontinued operations	-	-	376	137	137	141	112	133

Total	577	577	1,511	722	722	1,617	796	1,988

Other information

Capital expenditures as a percentage of revenues	16.0%	17.3%	14.7%	16.9%	22.4%	17.1%	15.1%	12.8%
Cash flow per share(4)	$0.95	$0.32	$0.63	$3.04	$0.56	$1.11	$0.74	$0.63
Annualized cash flow yield(5)	7.2%	5.6%	8.4%	9.8%	6.8%	16.8%	8.0%	7.6%
Common dividend payout	54.1%	50.0%	58.9%	59.0%	67.1%	58.1%	55.1%	57.0%

BCE Inc. Supplementary Financial Information - Second Quarter 2004 Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At June 30, 2004 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter-company eliminations	Total Bell Canada	BCE Inc. Corporate

Bank indebtedness / (cash and cash equivalents)	(115)	(307)	(422)	-	(422)	-
Long-term debt	8,785	889	9,674	(375)	9,299	2,000
Debt due within one year	1,163	106	1,269	(226)	1,043	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment (6)	-	-	-	-	128	-

Net debt	9,335	688	10,023	(103)	10,048	2,000
Preferred shares - Bell Canada (7)	1,100	-	1,100	-	1,100	-
Preferred shares - Aliant (7)	-	172	172	-	172	-
Perpetual Preferred shares - BCE	-	-	-	-	-	1,670
Nortel common shares at market	-	-	-	-	-	(94)

Net debt and preferreds	10,435	860	11,295	(103)	11,320	3,576

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended June 30, 2004 ($ millions, except where otherwise indicated)	% owned by BCE	Propor- tionate net debt and preferreds		TOTAL EBITDA					PROPORTIONATE EBITDA
				Q2 04	Q1 04	Q4 03	Q3 03	Trailing	Q 04	Q1 04	Q4 03	Q3 2003	Trailing

Bell Canada (excluding Aliant)	100%	10,460	*	1,612	1,549	1,514	1,584	6,259	1,612	1,549	1,514	1,584	6,259
Aliant	53.5%	460		209	206	217	233	865	112	110	116	125	463

Total Bell Canada Consolidated		10,920		1,821	1,755	1,731	1,817	7,124	1,724	1,659	1,630	1,709	6,722
Other BCE
Bell Globemedia	68.5%	396		93	56	83	36	268	54	34	50	18	156
Telesat	100%	258		54	54	55	51	214	54	54	55	51	214
CGI	28.9%	98		37	31	32	32	132	37	31	32	32	132
Corporate and other	100%	3,590		(31)	(32)	(35)	(22)	(120)	(31)	(32)	(35)	(22)	(120)

Total Other BCE	100%	4,342		153	109	135	97	494	114	87	102	79	382
Inter-segment eliminations				(21)	(20)	(19)	(19)	(79)	(21)	(20)	(19)	(19)	(79)

Total		15,262		1,953	1,844	1,847	1,895	7,539	1,817	1,726	1,713	1,769	7,025

* Calculated the following way: Bell Canada (excl. Aliant) net debt and preferred of $10,435 million minus $103 million of inter-company eliminations plus $128 million PPA fair value increment.

BCE inc.    Supplementary Financial Information - Second Quarter 2004    Page 9

Bell Canada Consolidated (1)
Operational Data

($ millions, except where otherwise indicated)	Q2 2004	Q2 2003	$ change	% change	YTD June 2004	YTD June 2003	$ change	% change

Revenues
Local and access	1,401	1,404	(3)	(0.2%)	2,780	2,790	(10)	(0.4%)
Long distance	572	615	(43)	(7.0%)	1,178	1,301	(123)	(9.5%)
Wireless	698	607	91	15.0%	1,349	1,158	191	16.5%
Data	870	936	(66)	(7.1%)	1,762	1,856	(94)	(5.1%)
Video	211	190	21	11.1%	418	367	51	13.9%
Terminal sales and other	420	378	42	11.1%	791	741	50	6.7%

Total operating revenues	4,172	4,130	42	1.0%	8,278	8,213	65	0.8%
Operating expenses	(2,351)	(2,370)	19	0.8%	(4,702)	(4,760)	58	1.2%

EBITDA	1,821	1,760	61	3.5%	3,576	3,453	123	3.6%

EBITDA margin (%)	43.6%	42.6%		1.0 pts	43.2%	42.0%		1.2 pts

Amortization expense	(733)	(747)	14	1.9%	(1,465)	(1,470)	5	0.3%
Net benefit plans cost	(58)	(45)	(13)	(28.9%)	(118)	(89)	(29)	(32.6%)
Restructuring and other items	(13)	-	(13)	n.m.	(16)	-	(16)	n.m.

Operating income	1,017	968	49	5.1%	1,977	1,894	83	4.4%
Other income	19	35	(16)	(45.7%)	49	79	(30)	(38.0%)
Interest expense	(216)	(232)	16	6.9%	(436)	(475)	39	8.2%

Pre-tax earnings from continuing operations	820	771	49	6.4%	1,590	1,498	92	6.1%
Income taxes	(245)	(199)	(46)	(23.1%)	(441)	(382)	(59)	(15.4%)
Non-controlling interest	9	(22)	31	n.m.	(1)	(41)	40	97.6%

Earnings from continuing operations	584	550	34	6.2%	1,148	1,075	73	6.8%
Discontinued operations	-	5	(5)	n.m.	-	6	(6)	n.m.

Net earnings	584	555	29	5.2%	1,148	1,081	67	6.2%
Dividends on preferred shares	(17)	(16)	(1)	(6.3%)	(33)	(32)	(1)	(3.1%)
Interest on equity-settled notes	-	(10)	10	n.m.	-	(25)	25	n.m.

Net earnings applicable to common shares	567	529	38	7.2%	1,115	1,024	91	8.9%

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	1,089	1,229	(140)	(11.4%)	2,284	2,091	193	9.2%
Capital expenditures	(715)	(659)	(56)	(8.5%)	(1,305)	(1,193)	(112)	(9.4%)
Dividends and distributions	(437)	(704)	267	37.9%	(940)	(1,093)	153	14.0%
Interest on equity-settled notes	-	(24)	24	n.m.	-	(47)	47	n.m.
Other investing items	(1)	(5)	4	80.0%	(8)	(8)	-	0.0%

Total	(64)	(163)	99	60.7%	31	(250)	281	n.m.

Capital expenditures as a percentage of revenues (%)	17.1%	16.0%		(1.1) pts	15.8%	14.5%		(1.3) pts

Balance Sheet Information	June 30	December 31

Capital Structure	2004	2003

Net Debt
Long-term debt	9,674	10,024
Debt due within one year	1,269	1,165
Less: Cash and cash equivalents	(422)	(398)

Total Net Debt	10,521	10,791
Non-controlling interest	1,559	1,627
Total shareholders' equity	9,851	9,520

Total Capitalization	21,931	21,938

Net Debt: Total Capitalization	48.0%	49.2%
Net Debt: Trailing 12 month EBITDA	1.48	1.54
EBITDA : Interest (trailing 12 month)	7.86	7.41

BCE Inc.    Supplementary Financial Information - Second Quarter 2004    Page 10

Bell Canada Consolidated (1)
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2004	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Local and access	2,780	1,401	1,379	5,601	1,401	1,410	1,404	1,386
Long distance	1,178	572	606	2,544	602	641	615	686
Wireless	1,349	698	651	2,461	658	645	607	551
Data	1,762	870	892	3,717	955	906	936	920
Video	418	211	207	759	200	192	190	177
Terminal sales and other	791	420	371	1,532	430	361	378	363

Total revenues	8,278	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Operating expenses	(4,702)	(2,351)	(2,351)	(9,613)	(2,515)	(2,338)	(2,370)	(2,390)

EBITDA	3,576	1,821	1,755	7,001	1,731	1,817	1,760	1,693

EBITDA margin (%)	43.2%	43.6%	42.7%	42.1%	40.8%	43.7%	42.6%	41.5%

Amortization expense	(1,465)	(733)	(732)	(2,970)	(742)	(758)	(747)	(723)
Net benefit plans cost	(118)	(58)	(60)	(181)	(46)	(46)	(45)	(44)
Restructuring and other items	(16)	(13)	(3)	(14)	(13)	(1)	-	-

Operating income	1,977	1,017	960	3,836	930	1,012	968	926
Other income	49	19	30	217	135	3	35	44
Interest expense	(436)	(216)	(220)	(945)	(231)	(239)	(232)	(243)

Pre-tax earnings from continuing operations	1,590	820	770	3,108	834	776	771	727
Income taxes	(441)	(245)	(196)	(787)	(209)	(196)	(199)	(183)
Non-controlling interest	(1)	9	(10)	(53)	1	(13)	(22)	(19)

Earnings from continuing operations	1,148	584	564	2,268	626	567	550	525
Discontinued operations	-	-	-	59	53	-	5	1

Net earnings	1,148	584	564	2,327	679	567	555	526
Dividends on preferred shares	(33)	(17)	(16)	(58)	(9)	(17)	(16)	(16)
Interest on equity-settled notes	-	-	-	(25)	-	-	(10)	(15)

Net earnings applicable to common shares	1,115	567	548	2,244	670	550	529	495

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	2,284	1,089	1,195	5,366	1,547	1,728	1,229	862
Capital expenditures	(1,305)	(715)	(590)	(2,892)	(991)	(708)	(659)	(534)
Dividends and distributions	(940)	(437)	(503)	(2,081)	(523)	(465)	(704)	(389)
Interest on equity-settled notes	-	-	-	(47)	-	-	(24)	(23)
Other investing items	(8)	(1)	(7)	47	3	52	(5)	(3)

Total	31	(64)	95	393	36	607	(163)	(87)

Capital expenditures as a percentage of revenues (%)	15.8%	17.1%	14.4%	17.4%	23.3%	17.0%	16.0%	13.1%

Balance Sheet Information		June 30	March 31	December 31
Capital Structure		2004	2004	2003

Net Debt
Long-term debt		9,674	10,331	10,024
Debt due within one year		1,269	1,111	1,165
Less: Cash and cash equivalents		(422)	(1,112)	(398)

Total Net Debt		10,521	10,330	10,791
Non-controlling interest		1,559	1,608	1,627
Total shareholders' equity		9,851	9,682	9,520

Total Capitalization		21,931	21,620	21,938

Net Debt: Total Capitalization		48.0%	47.8%	49.2%
Net Debt : Trailing 12 month EBITDA		1.48	1.46	1.54
EBITDA : Interest (trailing 12 month)		7.86	7.66	7.41

BCE Inc.    Supplementary Financial Information - Second Quarter 2004    Page 11

Bell Canada Consolidated (1)
Statistical Data

	Q2 2004	Q2 2003	% change		YTD June 2004	YTD June 2003	% change

Wireline

Local
Network access services (k)
Residential					8,390	8,504	(1.3%)
Business					4,548	4,564	(0.4%)

Total					12,938	13,068	(1.0%)

SmartTouch feature revenues ($M)	235	239	(1.7%)		472	476	(0.8%)

Long Distance (LD)
Conversation minutes (M)	4,498	4,911	(8.4%)		9,076	9,783	(7.2%)
Average revenue per minute ($)	0.118	0.120	(1.7%)		0.119	0.122	(2.5%)

Data

Equivalent access lines (8) (k) - Ontario and Quebec
Digital equivalent access lines (k)					4,083	3,708	10.1%

Internet subscribers (9) (k)
DSL High Speed Internet net activations (k)	73	81	(9.9%)		188	177	6.2%
DSL High Speed Internet subscribers (k)					1,670	1,287	29.8%
Dial-up Internet subscribers (k)					807	911	(11.4%)

					2,477	2,198	12.7%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	17	27	(37.0%)		40	45	(11.1%)
Post-paid	78	104	(25.0%)		147	156	(5.8%)

	95	131	(27.5%)		187	201	(7.0%)

Cellular & PCS subscribers (k)
Pre-paid					1,099	1,003	9.6%
Post-paid					3,500	3,096	13.0%

					4,599	4,099	12.2%

Average revenue per unit ($/month)	50	48	4.2%		48	46	4.3%
Pre-paid	11	12	(8.3%)		11	11	0.0%
Post-paid	62	60	3.3%		60	58	3.4%

Churn (%) (average per month)	1.3%	1.4%	0.1	pts	1.3%	1.4%	0.1	pts
Pre-paid	1.9%	1.9%	0	pts	1.8%	1.9%	0.1	pts
Post-paid	1.1%	1.3%	0.2	pts	1.1%	1.3%	0.2	pts

Usage per subscriber (min/month)	n/a	237	n/a		n/a	219	n/a
Cost of acquisition (10) ($/sub)	413	435	5.1%		434	414	(4.8%)
Wireless EBITDA ($ millions)	317	219	44.7%		579	438	32.2%
Wireless EBITDA margin (11)	44.9%	35.3%	9.6	pts	42.3%	36.8%	5.5	pts
Wireless capital expenditures ($ millions)	77	81	4.9%		142	151	6.0%

Paging subscribers (k)					469	581	(19.3%)
Paging average revenue per unit ($/month)	10	10	0.0%		10	10	0.0%

Video (DTH and VDSL)

Total subscribers (k)					1,427	1,335	6.9%
Net subscriber activations (k)	24	18	33.3%		40	31	29.0%
Average revenue per subscriber ($/month)	49	47	4.3%		49	45	8.9%
Cost of acquisition ($/sub)	570	533	(6.9%)		610	515	(18.4%)
Video EBITDA ($ millions)	-	(9)	n.m.		1	(15)	n.m
Churn (%) (average per month)	1.0%	1.1%	0.1	pts	1.0%	1.1%	0.1	pts

BCE Inc    Supplementary Financial Information - Second Quarter 2004    Page 12

Bell Canada Consolidated (1)
Statistical Data — Historical Trend

	YTD 2004	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Wireline

Local

Network access services (k)
Residential		8,390	8,476		8,511	8,539	8,504	8,566
Business		4,548	4,541		4,540	4,549	4,564	4,577

Total		12,938	13,017		13,051	13,088	13,068	13,143

SmartTouch feature revenues (SM)	472	235	237	955	240	239	239	237

Long Distance (LD)
Conversation minutes (M)	9,076	4,498	4,578	19,132	4,685	4,664	4,911	4,872
Average revenue per minute ($)	0.119	0.118	0.120	0.124	0.122	0.128	0.120	0.124

Data

Equivalent access lines (8) (k) - Ontario and Quebec
Digital equivalent access lines (k)		4,083	3,983		3,867	3,771	3,708	3,704

Internet subscribers (9) (k)
DSL High Speed Internet net activations (k)	188	73	115	372	91	104	81	96

DSL High Speed Internet subscribers (k)		1,670	1,597		1,482	1,391	1,287	1,206
Dial-up Internet subscribers (k)		807	836		869	892	911	940

		2,477	2,433		2,351	2,283	2,198	2,146

Wireless

Cellular & PCS Net activations (k)
Pre-paid	40	17	23	101	33	23	27	18
Post-paid	147	78	69	413	156	101	104	52

	187	95	92	514	189	124	131	70

Cellular & PCS subscribers (k)
Pre-paid		1,099	1,082		1,059	1,026	1,003	976
Post-paid		3,500	3,422		3,353	3,197	3,096	2,992

		4,599	4,504		4,412	4,223	4,099	3,968

Average revenue per unit ($/month)	48	50	47	48	50	50	48	45
Pre-paid	11	11	11	12	12	13	12	11
Post-paid	60	62	59	60	62	62	60	56

Churn (%) (average per month)	1.3%	1.3%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%
Pre-paid	1.8%	1.9%	1.7%	1.9%	1.8%	1.8%	1.9%	1.9%
Post-paid	1.1%	1.1%	1.1%	1.3%	1.2%	1.3%	1.3%	1.3%

Usage per subscriber (min/month)	n/a	n/a	223	228	240	231	237	203
Cost of acquisition (10) ($/sub)	434	413	455	426	445	425	435	387
Wireless EBITDA ($ millions)	579	317	262	918	229	251	219	219
Wireless EBITDA margin (11)	42.3%	44.9%	39.6%	36.3%	34.0%	38.0%	35.3%	38.4%
Wireless capital expenditures ($ millions)	142	77	65	408	169	88	81	70

Paging subscribers (k)		469	493		524	549	581	606
Paging average revenue per unit ($/month)	10	10	10	10	10	10	10	10

Video (DTH and VDSL)

Total subscribers (k)		1,427	1,403		1,387	1,352	1,335	1,317
Net subscriber activations (k)	40	24	16	83	35	17	18	13
Average revenue per subscriber ($/month)	49	49	48	46	48	47	47	44
Cost of acquisition ($/sub)	610	570	661	532	581	507	533	493
Video EBITDA ($ millions)	1	-	1	(45)	(21)	(9)	(9)	(6)
Churn (%) (average per month)	1.0%	1.0%	0.9%	1.1%	1.0%	1.4%	1.1%	1.0%

BCE Inc.     Supplementary Financial Information - Second Quarter 2004    Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation.

(2)	Non-GAAP Financial Measures

EBITDA
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

FREE CASH FLOW
The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(3)	Total Wireless capital expenditures are included in the Consumer segment.

(4)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

(5)	Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Second Quarter 2004    Page 14

Accompanying Notes (continued)

(6)	Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($4 million in Q2 2004) over the remaining terms of the related long-term debt.

(7)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(8)	Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

	Conversion factors
	DS-0	1
	Basic ISDN	2
	Primary ISDN	23
	DS-1, DEA	24
	DS-3	672
	OC-3	2,016
	OC-12	8,064
	OC-48	32,256
	OC-192	129,024
	10 Base T	155
	100 Base T	1,554
	Gigabit E	15,554

(9)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(10)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(11)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc. Supplementary Financial Information – Second Quarter 2004    Page 15

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

For the period ended June 30 ($ million, except share amounts) (unaudited)	Three months		Six months

	2004	2003	2004	2003

Canadian GAAP - Earnings from continuing operations	544	466	1,029	932
Adjustments
Deferred costs (a)	2	(3)	6	1
Employee future benefits (b)	(21)	(31)	(41)	(63)
Derivative instruments (k)	-	19	-	4
Other	-	(1)	-	1

United States GAAP - Earnings from continuing operations	525	450	994	875
Discontinued operations - United States GAAP (h)	84	13	88	20

United States GAAP - Net earnings	609	463	1,082	895
Dividends on preferred shares (k)	(22)	(17)	(46)	(32)
Premium on redemption of preferred shares	-	-	-	(7)

United States GAAP- Net earnings applicable to common shares	587	446	1,036	856

Other comprehensive earnings items
Change in currency translation adjustment	-	(43)	15	(71)
Change in unrealized gain on investments (i)	195	-	213	3

Comprehensive earnings	782	403	1,264	788

Net earnings per common share - basic
Continuing operations	0.54	0.47	1.02	0.91
Discontinued operations	0.10	0.02	0.11	0.03
Net earnings	0.64	0.49	1.13	0.94
Net earnings per common share - diluted
Continuing operations	0.54	0.47	1.02	0.91
Discontinued operations	0.09	0.01	0.09	0.02
Net earnings	0.63	0.48	1.11	0.93
Dividends per common share	0.30	0.30	0.60	0.60
Average number of common shares
outstanding (millions)	924.3	919.3	924.2	918.2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

($ millions) (unaudited)	June 30 2004	December 31 2003

Currency translation adjustment	(31)	(46)
Additional minimum pension liability (b)	(121)	(121)
Unrealized gain on investments (i)	229	16

Accumulated Other Comprehensive loss	77	(151)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	June 30 2004	December 31 2003

Canadian GAAP	14,071	13,573

Adjustments
Deferred costs (a)	(68)	(77)
Employee future benefits (b)	(335)	(260)
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (c)	163	163
Other	121	132
Tax effect of the above adjustments (f)	11	(16)
Non-controlling interest effect of the above adjustments (g)	59	55
Discontinued operations (h)	-	(58)
Unrealized gain on investments (i)	229	16

United States GAAP	14,251	13,528

(a) Deferred costs Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Future benefits for employees
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. The United States regulators have recently interpreted this to be a difference between Canadian and United States GAAP.

2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

The table below shows the components of the net benefit plans cost before taxes and non-controlling interest under United States GAAP:

For the period ended June 30	Three months				Six months

	Pension benefits		Other benefits		Pension benefits		Other benefits

	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	64	55	8	7	124	111	16	15
Interest cost on accrued benefit obligation	202	190	26	26	403	378	52	52
Expected return on plan assets	(230)	(217)	(3)	(3)	(458)	(436)	(5)	(5)
Amortization of past service costs	3	3	-	-	5	5	-	-
Amortization of net actuarial losses	36	41	-	-	73	84	-	-
Amortization of transitional (asset) obligation	(11)	(11)	8	8	(22)	(22)	15	15
Other	-	-	-	-	-	(1)	-	-

Net benefit plans cost	64	61	39	38	125	119	78	77

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income.

(c) Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity income
Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP. Our proportionate share of CGI’ s operating results for the three months and six months ended June 30, 2004 were:

•	operating revenues of $250 million and $468 million, respectively, of which $38 million and $74 million, respectively was with subsidiaries of BCE Inc.
•	operating expenses of $213 million and $400 million, respectively of which $8 million and $14 million, respectively was to subsidiaries of BCE Inc.
•	amortization expense of $12 million and $22 million, respectively
•	interest expense of $1 million and $2 million, respectively
•	other income of $1 million and $2 million, respectively
•	income tax expense of $9 million and $17 million, respectively
•	discontinued operations of $3 million.

(e) Interest expense
Under Canadian GAAP, convertible debentures are separated into a debt component and an equity component. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain characteristics are recorded as long-term debt and no accretion expense is recognized.

(f) Income taxes
The income tax adjustment reflects the impact on income taxes of all of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:
•	income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP
•	only income tax rates of enacted tax law can be used under United States GAAP.

3

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(g) Non-controlling interest The non-controlling interest adjustment represents the impact of all of the United States GAAP adjustments on non-controlling interest.

(h) Discontinued operations Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of then net assets of discontinued operations to be different.

(i) Change in unrealized gain on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value with any unrealized gains or losses included in other comprehensive loss, net of tax.

(j) Accounting for stock-based compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.

We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.

The table below shows the estimated fair value of each option grant on the date of the grant using the Black-Scholes pricing model.

For the period ended June 30 (unaudited)	Three months		Six months

	2004	2003	2004	2003

Net earnings, as reported	609	463	1,082	895
Compensation cost included in net earnings	14	6	24	14
Total compensation cost	(17)	(11)	(29)	(25)

Pro forma net earnings	606	458	1,077	884

Pro forma net earnings per common share - basic	0.63	0.47	1.11	0.91
Pro forma net earnings per common share - diluted	0.63	0.47	1.11	0.91

4

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(k) Accounting for derivative instruments and hedging activities (SFAS 133)
On January 1, 2001, we adopted SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.

We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps, in effect, converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. After the settlement, all of our derivative contracts qualify for hedge accounting.

Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for United States GAAP purposes.

5

Certification of Interim Filings
during Transition Period

          I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 4, 2004	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer BCE Inc.

Certification of Interim Filings
during Transition Period

          I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 4, 2004	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer BCE Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: August 4, 2004